================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
================================================================================

 (Mark One)
[   ]        REGISTRATION STATEMENT PURSUANT TO SECTION
             12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                                       OR

[ X ]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the twelve months ended December 31, 1997

[   ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
             OF SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from...............TO.....................
                         Commission file number 0-28608

                                PETSEC ENERGY LTD
              (PREVIOUSLY: PETROLEUM SECURITIES AUSTRALIA LIMITED)
             (Exact name of Registrant as specified in its charter)

                           NEW SOUTH WALES, AUSTRALIA
                 (Jurisdiction of incorporation or organization)

    LEVEL 13, GOLD FIELDS HOUSE, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
     Title of each                                  Name of each exchange
        class                                         on which registered
        None                                                 None

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           American Depositary Shares

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                      None

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the
                      period covered by the annual report.

                           107,601,041 Ordinary Shares

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
        Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
     (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X} No [ ]

           Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                     Page
                                                                                     ----
Introduction....................................................................       3
Glossary of Certain Industry Terms..............................................     4 - 5


                                     PART I

Item 1.   Description of Business...............................................     6 - 19
Item 2.   Description of Properties.............................................       19
Item 3.   Legal Proceedings.....................................................       19
Item 4.   Control of Registrant.................................................       20
Item 5.   Nature of Trading Market..............................................    21 - 22
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders....    22 - 23
Item 7.   Taxation..............................................................    23 - 24
Item 8.   Selected Financial Data..................................                 24 - 26
Item 9.   Management's Discussion and Analysis of Financial Condition and
            Results of Operations...............................................    26 - 33
Item 9A.  Quantitative and Qualitative Disclosure about Market Risk                    34
Item 10.  Directors and Officers of Registrant..................................    35 - 36
Item 11.  Compensation of Directors and Officers................................       37
Item 12.  Options to purchase Securities from Registrant or Subsidiaries........       37
Item 13.  Interest of Management in Certain Transactions........................       37


                                     PART II

Item 14.  Description of Securities to be Registered............................       38


                                    PART III

Item 15.  Defaults Upon Senior Securities.......................................       38
Item 16.  Changes in Securities and Changes in Security for
            Registered Securities...............................................       38


                                    PART IV

Item 17.  Financial Statements..................................................       38
Item 18.  Financial Statements..................................................       38

Signatures......................................................................       39

Item 19.  Financial Statements and Exhibits.....................................     F1 - F36 and
                                                                                     Ex-23.1 and Ex-23.2

                                     PART I

                                  INTRODUCTION

         Unless the context otherwise indicates, references in this Form 20-F to "Petsec" or the "Company" are to Petsec Energy Ltd (formerly Petroleum Securities Australia Limited), an Australian public limited company (Australian Company Number 000 602 700), its majority-owned subsidiaries and entities in which it owns at least a 50% ownership interest. The Company publishes consolidated financial statements in Australian dollars as required under Australian law and under Australian generally accepted accounting principles ("Australian GAAP") and it also publishes consolidated financial statements in US dollars and under US generally accepted accounting principles ("US GAAP") as set out in Notes 29 and 30 of the US Dollar Financial Statements included under
Item 18 in this Form 20-F.

         As used herein the term "fiscal" prior to a calendar year means the Company's fiscal year ended June 30 of such year until June 30, 1996 and the Company's fiscal year ended December 31, 1997. The Company's fiscal year end changed in 1996 from June 30 to December 31 and this report covers fiscal years ended June 30, 1995 and June 30, 1996, the six month period ended December 31, 1996 and the fiscal year ended December 31, 1997.

         References to "US dollars" or "US$" or "$" are to United States dollars and references to "A$" are to Australian dollars. The US Dollar Financial Statements contain translations of certain Australian dollar amounts into US dollars at specified rates. The translations in the financial statements have been made at the exchange rates set out in the notes to the US Dollar Financial Statements.

                       GLOSSARY OF CERTAIN INDUSTRY TERMS

         The definitions set forth below apply to the indicated terms as used in this Form 20-F. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and, in most instances, are rounded to the nearest major multiple.

         Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         Bcf.  Billion cubic feet

         Bcfe. Billion cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Btu. British thermal unit, which is the heat required to raise the temperature of one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

         Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

         Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

         Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

         Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

         Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

         Liquids.  Crude oil, condensate and natural gas liquids.

         MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

         Mcf.  One thousand cubic feet.

         Mcf/d.  One thousand cubic feet per day.

         Mcfe. One thousand cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         MMS. Minerals Management Service of the United States Department of the Interior.

         MMbtu.  One million Btus.

         MMcf.  One million cubic feet.

         MMcfe. One million cubic feet of gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

         OCS.  Outer Continental Shelf.

         Oil.  Crude oil and condensate.

         Present value or PV10. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

         Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

         Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

         Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

         Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

         Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

         Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

         Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

         Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs or production.

         Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

         Working interest or W.I. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                        ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

         Petsec Energy Ltd is an independent exploration and production company operating in the shallow waters of the Gulf of Mexico. The Company established its Gulf of Mexico operations in 1990. Through December 1997, by following a focussed, integrated strategy of exploration and development, the Company has found or acquired 284 Bcfe of estimated net proved reserves, 98 Bcfe of which have been produced by the Company and 186 Bcfe of which were remaining net proved reserves at December 1997. Nearly all of this 284 Bcfe has been discovered by the Company through drilling. The Company drilled 42 wells through December 1997 with an average finding and development cost of $1.22 per Mcfe. Over the previous three and a half years the reserve growth has averaged 70% per annum. Approximately 66% of the remaining proved reserves were natural gas.

         Currently, the Company owns 100% of the working interest in all but one of its 34 leasehold blocks in the Gulf of Mexico, 18 of which are productive.


BUSINESS STRATEGY

         The Company's objective is to expand its oil and gas reserves and increase its profits and cash flow through drilling. The Company pursues this objective by following a focussed, integrated strategy which incorporates the following elements:

   O    geographic focus in the shallow waters of the Gulf of Mexico;

   O where possible, a 100% working interest ownership in its leases in order to control exploration, development and marketing decisions;

   O extensive use of 3-D seismic and other advanced geophysical technologies; and

   O active lease acquisition program to increase its inventory of exploration prospects.

         Focussing in the shallow waters of the Gulf of Mexico. The Company's activities are focussed in the shallow waters of the Gulf of Mexico, primarily offshore Louisiana. The Company believes that this region has significant remaining undiscovered reserves, in both unexplored and previously explored areas. The Gulf of Mexico's substantial and expanding infrastructure permits the Company to lower its operating costs compared to other geologic regions and facilitates the timely development of its oil and gas discoveries. The Company's team of geologists, geophysicists and production engineers has substantial experience in the shallow waters of the Gulf of Mexico, and the Company believes that it is well-positioned to evaluate, explore and develop properties in this area.

         Controlling operations and costs. The Company holds 100% of the working interest in all but one of its Gulf of Mexico properties, unlike many other independent energy companies that conduct business through fractional working interests and non-operated joint ventures. The holding of 100% interests enables the Company to effectively control expenses, capital allocation and the timing and method of exploration and development of its properties.

         The Company currently operates production facilities covering 18 lease blocks and 46 wells in the Gulf of Mexico. A significant portion of the prospects the Company intends to drill during the next three years is in close proximity to production facilities currently operated by the Company. By maximizing the use of its existing infrastructure, the Company is able to lower its operating costs. The Company also pursues cost savings through the use of outside contractors for much of its field operations and permitting work. For the twelve months to December 31, 1997 the Company's lease operating expenses averaged $0.25 per Mcfe.

         Applying advanced technologies. The Company uses advanced exploration and other technologies, such as 3-D seismic and time-depth migration, in its lease acquisition assessment and in its exploration and development activities to evaluate and prioritize drilling prospects and to attempt to reduce risks and lower costs. Analyzing and interpreting 3-D seismic data, which is available for the shallow waters of the Gulf of Mexico at reasonable costs, has enabled the Company to identify multiple exploratory and development prospects in both mature producing fields and in unexplored areas that were not identified through earlier technologies.

         Expansion of exploration and development prospects. The Company's strategy in building its inventory of prospects is to bid on blocks on which it has identified prospects at OCS and state lease sales. The Company has acquired 30 of its 34 lease blocks at such sales. As of December 31, 1997, the Company had not yet conducted drilling operations on 16 of these lease blocks, many of which have multiple prospects. The Company anticipates drilling most of these prospects in the next three to five years. At the March 18, 1998 OCS Louisiana offshore sale the Company was the highest bidder on seven further lease blocks, five of which are in close proximity to the Company's existing producing leases. The cost of these blocks, if they are all awarded, will be $7.8 million.

CLIMAX MINING LTD

         The Company owns approximately 39 million ordinary shares, representing a 44% interest, in Climax Mining Ltd ("Climax"), a publicly-traded international minerals exploration company based in Sydney, Australia. Climax's exploration activities are focussed on gold and copper-gold porphyry deposits located along the Pacific Rim, in particular in the Philippines. The ordinary shares of Climax are traded on the Australian Stock Exchange under the symbol "CMX" and the closing stock price on March 13, 1998 was A$0.33 per share ($0.22 per share based on the Noon Buying Rate).

OIL AND GAS RESERVES

         The following table sets forth estimated net proved oil and gas reserves of the Company, the estimated future net revenues before income taxes and the present value of estimated future net revenues before income taxes related to such reserves as of June 30, 1993, 1994, 1995 and 1996 and December 31, 1996 and 1997. All information relating to estimated net proved oil and gas reserves and the estimated future net cash flows attributable thereto is based upon reports by Ryder Scott Company, Petroleum Engineers. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10% per annum.

                                                                     AS OF JUNE 30                     AS OF DECEMBER  31
                                                   ----------------------------------------------     -------------------
                                                    1993          1994         1995         1996         1996       1997
                                                    ----          ----         ----         ----         ----       ----
TOTAL NET PROVED:
     Oil (MBbls)                                     1,136        2,650        6,881       10,217        8,318     10,641
     Gas (MMcf)                                     11,755       12,830       20,327       61,880       73,291    122,149
     Total (MMcfe)                                  18,571       28,730       61,613      123,182      123,199    185,995

NET PROVED DEVELOPED:
     Oil (MBbls)                                     1,136        2,650        4,076        8,084        6,670      8,430
     Gas (MMcf)                                     11,755       12,830       12,003       31,043       43,133     88,199
     Total (MMcfe)                                  18,571       28,730       36,459       79,547       83,153    138,779

Estimated future net revenues before income
     taxes (in thousands)                          $29,387      $44,480     $102,517     $263,067     $372,980   $316,855
Present value of estimated future net revenues
     before income taxes (in thousands) (1)        $24,653      $34,990    $  76,632     $210,000     $308,226   $255,839
Standardized measure of discounted future net
     cash flows (in thousands) (2)                 $21,509      $30,122    $  65,136     $160,542     $223,381   $204,114

Average prices used in calculating the net
  present values:
     Oil ($ per bbl)                                $16.17       $17.92       $17.43       $19.73       $25.09     $17.00
     Gas ($ per Mcf)                                 $2.04        $2.03        $1.62        $2.70        $3.68      $2.39

(1) The present value of estimated future net revenues attributable to the Company's reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis. These prices have varied significantly from year to year, affecting the net present values, and are not necessarily representative of current prices.

(2) The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income tax discounted at 10% per annum.

         There are numerous uncertainties inherent in estimating quantities of proved reserves, future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment and the existence of development plans. As a result, estimates of reserves made by different engineers for the same property will often vary. Results of drilling, testing and production subsequent to the date of an estimate may justify a revision of such estimates. Accordingly, reserve estimates generally differ from the quantities of oil and gas ultimately produced. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels and costs that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates depends on the accuracy of the assumptions upon which they are based.

ACQUISITION, PRODUCTION AND DRILLING ACTIVITY

         Acquisition and development costs. The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities in the Gulf of Mexico and the Paradox Basin during the period indicated. This table does not include costs incurred in other areas in the United States or in Australia.

                                              FISCAL YEARS               SIX MONTHS      FISCAL YEAR
                                                 ENDED                        TO            ENDED
                                                JUNE 30                  DECEMBER 31     DECEMBER 31
                                                -------                  -----------     -----------
                                     1994         1995         1996         1996            1997
                                     ----         ----         ----         ----            ----
    Acquisition costs            $  2,717      $ 2,422      $ 7,577      $    44        $  8,437
    Exploration costs              10,170       18,279       53,974       46,147         115,523
    Development costs               2,968       10,148       15,345        6,966          31,327
                                   ------       ------       ------       ------         -------

    Total costs incurred          $15,855      $30,849      $76,896      $53,157        $155,287
                                   ------       ------       ------       ------         -------

         Productive well and acreage data. The following table sets forth certain statistics for the Company regarding the number of productive wells and developed and undeveloped acreage in the Gulf of Mexico as of December 31, 1997.

                                                 GROSS         NET
                                                 -----         ---
         Productive wells (1):
              Oil (2)                                16         16.0
              Gas (3)                                30         28.7
                                                 ------       ------
                  Total                              46         44.7
                                                 ======       ======

         Developed Acreage (1)                   46,654       43,804
         Undeveloped Acreage (1) (4)             64,680       64,680
                                                 ------       ------
                  Total                         111,334      108,484
                                                =======      =======

(1) Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interest in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof.

(2) Two gross oil wells each have dual completions.

(3) Nine gross gas wells each have dual completions.

(4) Leases covering 15% of the Company's undeveloped acreage will expire in 1998, 8% in 1999, 23% in 2000, 37% in 2001, and 17% in 2002.

         Drilling activity. The following table sets forth the Company's drilling activity for the periods indicated.

                                         Fiscal years ended                     Six months to   Fiscal year ended
                                               June 30                           December 31      December 31
                                               -------                           -----------      -----------
                                1994            1995              1996              1996              1997
                                ----            ----              ----              ----              ----
                           Gross    Net     Gross     Net     Gross   Net       Gross    Net      Gross  Net
                           -----    ---     -----     ---     -----   ---       -----    ---      -----  ---
Gulf of Mexico
     Exploratory wells      2        2        3        3        4       4         1        1       13     13
     Development wells      0        0        1        1        4       4         3        3        4      4
     Dry holes              0        0        0        0        0       0         0        0        3    2.4
Other USA
     Exploratory wells      0        0        0        0        0       0         0        0        0      0
     Development wells      0        0        0        0        0       0         0        0        0      0
     Dry holes              6      2.3        0        0        0       0         0        0        0      0
Australia
     Exploratory wells      0        0        0        0        0       0         0        0        0      0
     Development wells      2      0.6        0        0        0       0         0        0        0      0
     Dry holes              3      1.5        0        0        0       0         0        0        0      0
                          ---      ---      ---      ---      ---     ---       ---      ---      ---    ---
Total                      13      6.4        4        4        8       8         4        4       20   19.4
                          ---      ---      ---      ---      ---     ---       ---      ---      ---    ---

OIL AND GAS MARKETING

         All of the Company's natural gas, oil and condensate production was sold at market prices under short term contracts providing for variable or market sensitive prices. The Company has not experienced any difficulties in marketing its oil or gas.

         There are a variety of factors which affect the market for oil and gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and gas production and sales. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve more predictable cash flows, as well as to reduce its exposure to fluctuations in oil and gas prices. The Company restricts the time and quantity of the aggregate oil and gas production covered by such transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Hedging Transactions."

         Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for oil and natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company continues to evaluate the potential for reducing these risks, and expects to enter into additional hedge transactions in future years. In addition, the Company also may close out any portion of the existing, or yet to be entered into, hedges as determined to be appropriate by management.

PRODUCTION SALES CONTRACTS

         The Company markets all of the oil and gas production from its properties. All of the Company's crude oil and gas production is sold to a variety of purchasers under short-term (less than twelve months) contracts or thirty-day spot purchase contracts. Natural gas and crude oil sales contracts are based upon field posted prices plus negotiated bonuses. During fiscal 1997, Duke Energy Trading & Market Services, L.L.C. (formerly Pan Energy Trading & Marketing Services L.L.C.), P G & E Energy Trading Corporation and Natural Gas Clearinghouse each purchased in excess of 10% of the gas sold by the Company and Vision Resources, Inc. purchased in excess of 10% of the oil sold by the Company. Based upon current demand for oil and gas, the Company does not believe the loss of any of these purchasers would have a material adverse effect on the Company.

         Most of the Company's oil and all of the Company's gas is transported through gathering systems and pipelines that are not owned by the Company. Transportation space on such gathering systems and pipelines is occasionally limited, and at times unavailable, due to repairs or improvements being made to such facilities or due to such space being utilized by other oil or gas shippers with priority transportation agreements. While the Company has not experienced any inability to market its natural gas and oil, if transportation space is restricted or unavailable, the Company's cash flow could be adversely impacted.

COMPETITION

         The oil and gas industry is highly competitive. The Company competes for the acquisition of oil and gas properties with numerous other entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many of these competitors have financial, technical and other resources substantially greater than those of the Company. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

REGULATION

         The oil and gas industry is extensively regulated by federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations. In October

1992, comprehensive national energy legislation was enacted which focuses on electric power, renewable energy sources and conservation. This legislation, among other things, guarantees equal treatment of domestic and imported natural gas supplies, mandates expanded use of natural gas and other alternative fuel vehicles, funds natural gas research and development, permits continued offshore drilling and use of natural gas for electric generation and adopts various conservation measures designed to reduce consumption of imported oil. The legislation may be viewed as generally intended to encourage the development and use of natural gas. Oil and gas industry legislation and agency regulation are under constant review for amendment and expansion for variety of political, economic and other reasons.

         Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states (such as Oklahoma) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as Texas) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact or complying with such regulations.

         The Company has operations located on federal oil and gas leases, which are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

         The MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data, and amend the valuation procedure for the sale of the federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how is might be affected by this amendment to the MMS' regulations.

         In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments. These proposed changes would have established an alternative market-based method to calculate royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts.

         Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission ("the FERC"). In the past, the federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate, and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.
         Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, which remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purposes of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of these complex and overlapping rules and regulations, many of which are repeatedly subjected to judicial challenge and interpretation, cannot be predicted.

         Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate, or "unbundled", from the pipelines' sales of gas. Also, Order No.636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented as a result of FERC orders in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has now completed a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.

         Although Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeals of Order No. 636. The Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and that pipelines provide open-access transportation on a basis that is equal for all gas suppliers. The Court remanded several relatively narrow issues for further explanation by the FERC. In doing so, the Court made it clear that the FERC's existing rules on the remanded issues would remain in effect pending further consideration. The Company believes that the issues remanded for further action do not appear to materially affect it. The United States Supreme Court has decided not to review the Court's decision regarding Order No. 636. In February 1997, the FERC issued Order No. 636-C, its order on remand from the Court. Order 636-C is currently pending on rehearing before the FERC. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by an action taken with respect to Order No. 636 materially differently than other natural gas producers and marketers with which it competes.

         The FERC has issued a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology. This policy statement articulates the criteria that the FERC will use to evaluate proposals to change market-based rates for the transportation of natural gas. The policy statement also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas, so long as a cost-of-service-based rate is available as a recourse rate. The FERC also has requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters, however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

         The FERC has announced its intention to reexamine certain of its transportation-related policies, including the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in the secondary market. While any resulting FERC action would affect the Company only indirectly, the FERC's current rules and policies may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

         The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. The FERC has denied requests for rehearing of this policy statement. The FERC has issued numerous orders approving the spin-down or spin-off by interstate pipelines of their gathering facilities. A "spin-off" is a FERC-approved sale of gathering facilities to a non-affiliate. A "spin-down" is a transfer of gathering facilities to an affiliate. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in the denial of open access or otherwise enhance the pipeline's monopoly power. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's new gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters.

         Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was recently affirmed by the Court. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

         Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

         Environmental regulation. Activities of the Company with respect to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the EPA. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with environmental regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or person resulting from the Company's operations could result in substantial costs and liabilities.

         The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

         The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recover Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the disposal options for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes", and therefore be subject to more rigorous and costly operating and disposal requirements.

         The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

         The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel or pipeline, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA.

         The OPA also imposes ongoing requirements on responsible parties, including proof of financial responsibility to cover at least some costs in a potential spill. For tank vessels, including mobile offshore drilling rigs, the OPA imposes on owners, operators and charterers of the vessels, an obligation to maintain evidence of financial responsibility of up $10 million depending on gross tonnage. With respect to offshore facilities, proof of greater levels of financial responsibility may be applicable. For offshore facilities that have a worst case oil spill potential of more than 1,000 barrels (which includes many of the Company's offshore producing facilities), certain amendments to the OPA that were enacted 1996 provide that the amount of financial responsibility that must be demonstrated by most facilities range from $10 million in specified state waters to $35 million in federal OCS waters, with higher amounts, up to $150 million in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the quantity or quality of oil that is handled by the facility. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. Under the proposed rule, the amount of financial responsibility required for a facility would depend on the "worst case" oil spill discharge volume calculated for the facility. For oil and gas producers such as the Company operating offshore facilities in OCS waters, worst case discharge volumes of up to 35,000 barrels will require a financial responsibility demonstration of $35 million, while worst case discharge volumes in excess of 35,000 barrels will require demonstrations ranging from $70 million to $150 million.

         The Company believes that it currently has established adequate proof of financial responsibility for its offshore facilities at no significant increase in expense over recent prior years. However, the Company cannot predict whether these financial responsibility requirements under the OPA amendments or proposed rule will result in the imposition of substantial additional annual costs to the Company in the future or otherwise materially adversely affect the Company. The impact, however, should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill contingency plan. The Company has such plans in place. The failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or even criminal liability.

OPERATING HAZARDS AND INSURANCE

         Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of equipment and that the availability or capacity of gathering systems, pipelines or processing facilities may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

         In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosion, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production.

         The MMS requires lessees of OCS properties to post performance bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. The Company has posted an area wide bond meeting MMS requirements and has obtained additional supplemental bonding on its offshore leases as required by the MMS.

         The Company maintains customary oil and gas related third party liability coverage, which it must renew annually, that insures the Company against certain sudden and accidental risks associated with drilling, completing and operating its wells. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to renew its coverage annually. The Company and its subsidiaries carry workers' compensation insurance in all states in which they operate. While the Company believes this coverage is customary in the industry, it does not provide complete coverage against all operating risks.

EMPLOYEES

         The Company presently has 65 full-time staff, primarily professionals, including geologists, geophysicists and engineers. 53 of the staff are in Lafayette, Louisiana, USA and 12 in Australia. The Company also relies on the services of certain consultants for technical and operational guidance. The Company believes that its relationships with its employees and consultants are satisfactory and has entered into employment and consulting contracts with its executives and with certain technical personnel and consultants whom it considers particularly important to the operations of the Company. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company also utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as maintenance, dispatching, inspection and testing, are generally provided by independent contractors supervised by Company employees.

FORWARD-LOOKING STATEMENTS

         This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for statements of historical facts included in this Annual Report, all statements, including without limitation statements under "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1-Description of Business" regarding the planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled in 1998 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous risks and uncertainties that can affect the outcome of certain events including many factors beyond the control of the Company. These factors include but are not limited to the matters that are described below. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

SUBSTANTIAL LEVERAGE

         As of December 31, 1997, the Company's long-term debt was $99.6 million of senior subordinated notes maturing on 15 June 2007. In addition the Company had $50 million undrawn under the Company's committed bank credit facility.

         The Company's level of indebtedness will have several important effects on its operations, including (i) a significant portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the indenture governing the senior subordinated notes limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital resources and liquidity."

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

         The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices. Any substantial or extended decline in the prices of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

         In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1- Description of Business -- Oil and gas marketing."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

         This Annual Report contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Ryder Scott reports that rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the Ryder Scott reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Annual Report. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

         Approximately 25% of the Company's total proved reserves at December 31, 1997 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Ryder Scott report assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Item 1 - Description of Business - Oil and gas reserves."

         The present value of future net revenues referred to in this Annual Report should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Securities and Exchange Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by changes in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

REPLACEMENT OF RESERVES

         As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company replaces its estimated proved reserves (through development, exploration or acquisition), the Company's proved reserves will generally decline as they are produced.

         The Company's current strategy includes increasing its reserve base through acquisitions of lease blocks with drilling potential and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's exploration and development projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Item 1 - Description of Business - Oil and gas reserves."

SUBSTANTIAL CAPITAL REQUIREMENTS

         The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company made capital expenditures, including exploration expense of $155 million during 1997. Management believes that the Company will have sufficient cash provided by operating activities and borrowings under the Bank credit facility to fund future capital expenditures. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices or operating shortfalls or difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital resources and liquidity."

INDUSTRY RISKS

         Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs, work boats and other equipment may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

         Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance at premium levels that justify its purchase.

GOVERNMENTAL REGULATION

         Oil and gas operations are subject to various United States federal, state and local governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. See "Item 1 - Description of Business - Regulation."

RELIANCE ON KEY PERSONNEL

         The Company's operations are dependent upon a relatively small group of key management and technical personnel. There can be no assurance that such individuals will remain with the Company for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company. See "Item 10 - Directors and Officers of Registrant."

COMPETITION

         The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Item 1 - Description of Business - Competition."

RISKS OF HEDGING TRANSACTIONS

         In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange (NYMEX), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedge arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations -- Hedging transactions" and "Item 1 - Description of Business - Oil and gas marketing."

OWNERSHIP INTEREST IN CLIMAX

         The Company currently owns an equity interest in Climax. No assurance can be given as to the value of the Company's investment in Climax, which will be affected by a number of factors including the business results of Climax. There are many uncertainties in any mineral exploration and development program, such as the location of economic ore bodies, the receipt of necessary government permits and the construction of mining and processing facilities, as well as widely fluctuating prices of minerals. Substantial time may elapse from the initial phases of mining until operations are commercial. Furthermore, although the securities of Climax are traded in Australia, such values are not necessarily representative of any consideration which the Company could obtain for its investment, currently or in the future.

                       ITEM 2 - DESCRIPTION OF PROPERTIES

ITEM 2 (A) - SIGNIFICANT PROPERTIES

         The Company has grown principally through the acquisition and development of properties in the Gulf of Mexico offshore Louisiana. The first four leases were acquired from the State of Louisiana, four leases were purchased from third parties and the remaining leases have been acquired at Gulf of Mexico OCS lease sales. At December 31, 1997 the Company had 34 lease blocks in the Gulf of Mexico. All of the Company's proved oil and gas reserves at December 31, 1997 were in these blocks.

ITEM 2 (B) - RESERVES

         The information on the Company's oil and gas reserves is set out under
Item 1 on page 7.

         The information on the Company's oil and gas production is set out under Item 9 on page 28.

                           ITEM 3 - LEGAL PROCEEDINGS

LEGAL PROCEEDINGS

         The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

                         ITEM 4 - CONTROL OF REGISTRANT

         The following table sets forth certain information regarding the beneficial ownership of the Company's ordinary shares ("Ordinary Shares") as of March 13, 1998 by each person who is known by the Company to own beneficially 10% or more of the Ordinary Shares and by all directors and executives of the Company and Petsec Energy Inc, as a group. The percentages herein have been calculated based on the 107,601,041 Ordinary Shares outstanding on March 13, 1998.



                                               NUMBER OF
NAME                                        ORDINARY SHARES    PERCENTAGE BENEFICIALLY OWNED
----                                        ---------------    -----------------------------
All Directors and executives as a group
   (12 persons) (1) (2) (3) (4)             30,385,539                  28.2%
Terrence N. Fern (2) (4)                    28,386,498                  26.4%
Adrian J. Fletcher (3) (4)                  25,042,523                  23.3%
Den Duyts Corporation Pty Limited (4)       18,344,639                  17.1%



 (1) Includes Ordinary Shares held by family-controlled entities or companies associated with such individuals. Also includes Ordinary Shares reflected for Adrian J. Fletcher, Chairman of the Company, and Terrence N. Fern, Managing Director of the Company. See Notes (2), (3) and (4) below.

(2) Includes 4,000 Ordinary Shares held by Mr. Fern directly; 1,500,000 Ordinary Shares held by Mr. Fern pursuant to the Company's Employee Share Plan; 96,509 Ordinary Shares held by a trust of which Mr. Fern is a director of the corporate trustee; 6,470,661 Ordinary Shares held by a trust of which Den Duyts Corporation Pty Limited ("Den Duyts") is a shareholder and Mr. Fern is a director of the corporate trustee; 1,966,689 Ordinary Shares held by a corporation of which Mr. Fern is a director and a shareholder; 18,344,639 Ordinary Shares held by Den Duyts; and 4,000 Ordinary Shares held by a minor child. Excludes 4,000 Ordinary Shares held by Mr. Fern's wife of which he disclaims that he is the beneficial owner and 4,000 Ordinary Shares held by Mr Fern's son of which he disclaims that he is the beneficial owner (as defined under Rule 13D-3 of the Securities Exchange Act of 1934 (the "Exchange Act") ("Beneficial Owner")). See Note (4) below.

(3) Includes 127,223 Ordinary Shares held by a trust and superannuation fund, of which Mr. Fletcher is a director and shareholder of the corporate trustee and the beneficiaries of which include Mr. Fletcher's family; 100,000 Ordinary Shares held by Mr Fletcher pursuant to the Company's Employee Share Plan; 6,470,661 Ordinary Shares held by a trust of which Mr. Fletcher is a director and shareholder of the corporate trustee; and the 18,344,639 Ordinary Shares held by a trust, the trustee of which is Den Duyts. Excludes 12,000 Ordinary Shares held by his three children, of which he disclaims that he is the Beneficial Owner. See Note (4) below.

(4) Den Duyts is a company which acts as the trustee of a trust, the beneficiaries of which include members of Mr. Fern's family. Mr. Fern is deemed to be the Beneficial Owner of such shares. Because Mr. Fletcher currently serves as one of two directors of Den Duyts, he also is deemed to be the Beneficial Owner of such Ordinary Shares.

         Under Australian law a shareholder is required to disclose to the Company if the shareholder is "entitled" to 5% or more of the Company's Ordinary Shares. A shareholder making such disclosure is required to aggregate with the shares held personally and beneficially by such shareholder any other shares in which the shareholder or an "associate" of the shareholder has a "relevant interest". Under Australian law, a person has a "relevant interest" in a share held by another person if the first person or a corporate entity controlled by the first person has the right to exercise or control the exercise of the voting rights in respect of that share or has the power to dispose of or control the disposal of that share. An "associate" is defined broadly and includes any person with whom the first person has an agreement, arrangement or understanding relating to control over shares, or with whom the first person proposes to act in concert. The "relevant" interests of Den Duyts including its associates at March 13, 1998 were 28,613,721 Ordinary Shares and the "relevant" interests of Mr. Fern and Mr. Fletcher were 28,386,498 Ordinary Shares and 28,613,721 Ordinary Shares, respectively.

                        ITEM 5 - NATURE OF TRADING MARKET

         The trading market for the Company's Ordinary Shares is the Australian Stock Exchange Limited ("ASX"), which is the only stock exchange in Australia. On August 29, 1996 the Company's industry classification changed from Diversified Resources (Oil, Gold, Investment) to Oil and Gas (Oil/Gas Producer). As at March 13, 1998 the Company represented 2.98% of the Energy Index of the ASX. The Company's symbol on the ASX is "PSA".

         All on-market transactions for the Company's shares are executed on the ASX's electronic trading system and information on transactions is therefore immediately available. Current ASX settlement requirements are within five days after the transaction.

         Effective July 23, 1996 the Company's American Depositary Receipts ("ADRs") commenced quotation and trading on the Nasdaq National Market. Each ADR evidences one American Depositary Share ("ADS"), which represents five Ordinary Shares. The depositary of the ADRs representing the ADSs is The Bank of New York ("Depositary"). The Company's symbol on the Nasdaq National Market is "PSALY".

         As at March 13, 1998 4,905,251 ADRs were on issue. These were equivalent to 24,526,255 Ordinary Shares or approximately 23% of the Company's issued capital.

         The following table sets forth, for the periods indicated, the high and low closing sale prices per Ordinary Share as reported on the ASX in Australian dollars and translated into US dollars at the Noon Buying Rate on the respective dates on which such closing prices occurred, unless otherwise indicated.


                                               A$                   US$
                                        ----------------     ---------------
                                         High       Low       High      Low
                                         ----       ---       ----      ---
Year ended June 30, 1996:
  First Quarter                          3.40       2.10      2.59      1.49
  Second Quarter                         3.40       2.70      2.53      2.02
  Third Quarter                          3.60       3.20      2.69      2.39
  Fourth Quarter                         4.95       3.25      3.92      2.54
Six Months ended December 31, 1996:
  First Quarter                          5.88       4.80      4.65      3.80
  Second Quarter                         6.00       5.00      4.73      3.94
Year ended December 31, 1997:
  First Quarter                          7.02       4.95      5.42      3.95
  Second Quarter                         6.53       4.85      4.97      3.76
  Third Quarter                          7.25       5.90      5.22      4.34
  Fourth Quarter                         7.30       4.02      5.33      2.63
Year ended December 31, 1998
  First Quarter to March 13, 1998        4.91       4.07      3.28      2.67

         The following table sets forth for the periods indicated the high and low closing prices per ADR on the Nasdaq National Market in US dollars:


                                                   US$
                                                   ---
                                             High        Low
                                             ----        ---
Six Months ended December 31, 1996:
  First Quarter (from July 23 1996)          23.25      19.75
  Second Quarter                             23.63      20.00

Year ended December 31, 1997:
  First Quarter                              27.38      19.63
  Second Quarter                             25.13      18.63
  Third Quarter                              26.75      21.75
  Fourth Quarter                             26.63      13.06

Year ended December 31, 1998
  First Quarter to March 13, 1998            16.50      13.50


   ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The Australian government currently does not impose any limits, including any foreign exchange controls, that restrict the export or import of capital by the Company or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities (except as set out below). Any transfer of Australian or foreign currency of A$10,000 or more by a person and any international funds transfer into or out of Australia by certain banks and other cash dealers must be reported to the Australian government's Transaction Reports and Analysis Centre (AUSTRAC). See also "Taxation - Australian Taxation" for a discussion of the Australian dividend withholding tax.

         There is no provision in Australian law (except as stated below) or in the Company's constituent documents that prevents or restricts a non-resident of Australia from freely owning and voting the Ordinary Shares which underlie the Company's ADRs.

         Non-Australian shareholders should be aware that Australian law contains certain provisions that may apply if a significant interest in the Ordinary Shares is proposed to be acquired. The following brief discussion of relevant Australian law restrictions on non-Australian ownership of securities is in no way intended to be an exhaustive statement of the Australian position. The discussion does not address general restrictions in Australian law on securities ownership per se.

         The Australian Foreign Acquisitions and Takeovers Act of 1975 (the "Foreign Takeovers Act") requires notification to the Australian government of any proposed acquisition by a foreign person which would result in such person and any of its associates controlling not less than 15% of the voting power or holding an interest in not less than 15% of the shares of an Australian company with total assets valued at A$5 million or more. Upon receipt of such notification, the Australian government has the authority to review such acquisition. The Australian government also has the authority to review any transaction involving two or more foreign persons who, with their associates, are able to control at least 40% of the voting power or hold interests in not less than 40% of the shares of an Australian corporation. Under its present policy and except in certain special cases, the Australian government will automatically approve such acquisitions if the corporation has total assets of less that A$50 million. Where the corporation has assets in excess of A$50 million (as does the Company), the Australian government either may permit the proposed acquisition to proceed subject to conditions or may prohibit the transaction as contrary to the national interest. Under the terms of the Foreign Takeovers Act, ownership of ADRs will constitute ownership of shares or voting power of the Company.

         Section 709 of the Australian Corporations Law requires a shareholder who is entitled (within the meaning of the Australian Corporations Law) to 5% or more of the voting shares of a corporation (a "substantial shareholder") to notify the corporation of such shareholding within two business days after the shareholder becomes aware that the shareholder is a substantial shareholder.
Section 710 of the Australian Corporations Law requires a substantial shareholder to further notify the corporation when its entitlement changes by an amount equal to 1% or more of the voting shares. Under Australian Corporations Law, a person who holds an ADR is deemed to be entitled to the underlying shares.

         Section 615 of the Australian Corporations Law prohibits, subject to the making of a formal takeover offer or certain limited exceptions, a shareholder from acquiring shares in an Australian company if the acquisition would result in the shareholder having an entitlement (within the meaning of the Australian Corporations Law) to more than 20% of the voting shares of the corporation (or the acquisition would result in a shareholder who is already entitled to not less than 20% but less than 90% of the shares becoming entitled to a greater percentage).

         The Australian Trade Practices Act of 1974 regulates, among other matters, offshore acquisitions affecting Australian markets. Under Section 50A of such Act, the Australian Competition Tribunal may, in certain circumstances, make a declaration that prohibits a corporation from carrying on business in a particular market for goods and services in Australia where a foreign acquisition would have the effect or be likely to have the effect of substantially lessening competition in that market. Such acquisitions may be examined by the Australian Competition Tribunal on public interest grounds.

         Shareholders who could possibly be affected by any of the above legislation should seek independent advice from a qualified Australian attorney.


                                ITEM 7 - TAXATION

AUSTRALIAN TAXATION

         The following is a summary of the principal Australian tax consequences of the purchase, ownership and sales of ADSs (which are evidenced by ADRs) by United States resident shareholders. It is not a complete analysis or listing of all the possible tax consequences of such purchase, ownership and sale. Such shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and the sale of Ordinary Shares or ADRs, including consequences under state and local tax laws.

         The taxation treatment of a United States resident shareholder of Ordinary Shares or ADRs will depend on the particular circumstances of that shareholder. The following summarizes the general principles of the application of Australian taxation laws.

         To the extent that dividends paid to United States resident shareholders are "unfranked" (essentially, not paid out of profits which have borne Australian tax), pursuant to Australian tax laws and the Australia/United States Double Taxation Agreement they will be subject to a 15% Australian dividend withholding tax except where the shares are effectively connected with a permanent establishment of a United States shareholder who carries on business in Australia or with a fixed base of a United States shareholder who provides independent personal services in Australia, in which case they will be subject to ordinary Australian tax rates. The Company may pay a dividend out of foreign profits which, even though unfranked, would not be subject to Australian dividend withholding tax.

         United States resident securities traders who are not residents of Australia for tax purposes are not subjected to Australian tax on capital gains arising on the sale of the Ordinary Shares or ADRs provided that the investor and its associates do not at any time during the five years preceding disposal beneficially own 10% or more of the Company's issued share capital.

         Under the New South Wales Stamp Duties Act no New South Wales stamp duty will be payable on the acquisition or disposal of ADRs. Any transfer of Ordinary Shares will in most cases require the payment of New South Wales Stamp Duty calculated at 0.3% of the transaction value. If the transfer takes place on the ASX, the stamp duty is split between the transferor and transferee. If the transfer does not take place on the ASX, the transferee is liable for the full stamp duty, and the transfer cannot be registered until the duty is paid.


UNITED STATES FEDERAL TAXATION

         The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and sale of ADSs (which are evidenced by ADRs) by a citizen, resident or corporation of the United States (as the case may be, a "US Holder"). It is not a complete analysis or listing of all of the possible tax consequences of such purchase, ownership and sale and does not address tax consequences to special persons such as tax-exempt entities and corporations owning at least 10% of the stock of the Company. Shareholders therefore should consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of Ordinary Shares or ADRs, including consequences under the estate and local tax laws.

TAXATION OF CASH DIVIDENDS

         For United States federal income tax purposes, US Holders of ADRs generally will be treated as the owners of the underlying Ordinary Shares. Dividends paid with respect to the Ordinary Shares represented by ADRs will be includable in the gross income of the US Holder as ordinary income when the dividends are received by the Depositary and will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended, and will be treated as foreign source dividend income. Dividends paid in Australian dollars will be includable in income in the US dollar amount based on the exchange rate on the date such dividends are paid by the Company. US Holders of ADRs will be required to recognize their share of any exchange gain or loss realized by the Depositary upon the conversion of Australian dollars into US dollars and any such gain or loss will be ordinary gain or loss.

TAXATION OF WITHDRAWALS

         US Holders of ADRs that exercise their right to withdraw Ordinary Shares from the Depositary in exchange for the ADR representing such ADRs will generally not be subject to United States federal income tax on such withdrawal. The aggregate basis of the Ordinary Shares so received will be equal to the US Holder's aggregate adjusted basis on ADRs exchanged therefor.

TAXATION OF CAPITAL GAINS

         A US Holder that holds ADRs as a capital asset will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of such ADRs in an amount equal to the difference between such US Holder's basis in the ADRs and the amount realized on their disposition. Such capital gain or loss will be deemed long-term capital gain or loss if the US Holder holds such ADRs for more than one year. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a US Holder of ADRs generally will constitute gains or losses from sources within the United States.


                        ITEM 8 - SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

         The following table sets forth in US dollars and under US GAAP selected historical consolidated financial data for the Company as of and for each of the periods indicated. The financial data for each of the four fiscal years ended June 30, 1996, the six months ended December 31, 1996 and the fiscal year ended December 31, 1997 is derived from the Company's US Dollar Financial Statements, which were prepared under Australian GAAP and contain reconciliation to, and presentation under, US GAAP. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included under Item 18.




                                                                                                   Six months to  Fiscal year
                                                              Fiscal years ended June 30            December 31     ended
                                                              --------------------------            -----------   December 31
                                                                                                                  -----------
                                                     1993         1994         1995         1996         1996         1997
                                                     ----         ----         ----         ----         ----         ----

                                                              (In thousands, except per share data)
INCOME STATEMENT DATA:
  Oil and gas sales (net of royalties)         $  10,174    $  13,919    $  17,031    $  51,150    $  37,521    $ 125,139
                                               ---------    ---------    ---------    ---------    ---------    ---------
  Lease operating expenses                         3,051        3,714        3,808        6,892        3,279       11,527
  Depletion, depreciation and amortization         2,586        4,736        5,661       21,098       15,368       63,903
  Exploration expenditure (including dry
    hole costs)                                    2,886        2,921        2,697        3,320        5,249       17,782
  General, administrative and other expenses       2,167        2,558        4,543        7,001        3,339        9,001
  Stock compensation expense                         -            -            102        1,749          677        1,461
                                               ---------    ---------    ---------    ---------    ---------    ---------
      Total operating expenses                    10,690       13,929       16,811       40,060       27,912      103,674
                                               ---------    ---------    ---------    ---------    ---------    ---------
  Income (loss) from operations                     (516)         (10)         220       11,090        9,609       21,465
  Other income (expense)                             (61)         117           52          223          -            132
  Profit (loss) on sale of assets                     (6)         (14)       4,296          257        7,208           31
  Interest expense                                  (398)        (745)      (1,725)      (3,687)      (1,472)      (6,022)
  Interest income                                    212          115          210          485          822        1,685
  Equity in income (loss) of affiliates              620          709       (3,864)         282       (1,326)      (1,595)
                                               ---------    ---------    ---------    ---------    ---------    ---------
  Income (loss) before tax                          (149)         172         (811)       8,650       14,841       15,696
  Income tax benefit (expense)                      (264)         138          465         (895)      (3,888)      (5,416)
                                               ---------    ---------    ---------    ---------    ---------    ---------
      Net income (loss)                        $    (413)   $     310    $    (346)   $   7,755    $  10,953       10,280
                                               ---------    ---------    ---------    ---------    ---------    ---------
BASIC AND DILUTED EARNINGS PER  SHARE:
  Earnings (loss) per ordinary share           $   (0.01)   $    0.00    $   (0.01)   $    0.09    $    0.10    $    0.10
  Earnings (loss) per ADR (1)                  $   (0.03)   $    0.02    $   (0.02)   $    0.45    $    0.52    $    0.48
  Weighted average number of ordinary
      shares outstanding                          74,626       74,773       75,874       86,297      104,977      107,320


CASH FLOW DATA:
  Net cash provided by operating activities    $   5,345    $   6,676    $   9,572    $  38,601    $  26,454    $  93,436
  Net cash used in investing activities          (11,959)     (15,724)     (24,559)     (73,228)     (33,227)    (148,420)
  Net cash provided by financing activities        6,563        7,891       15,291       37,734       15,760       61,512

BALANCE SHEET DATA:
  Total assets                                 $  30,040    $  43,338    $  63,857    $ 125,690    $ 161,083    $ 247,962
  Long-term debt, less current maturities          8,546        8,700       14,900       52,000       37,000       99,630
  Shareholders' equity                            17,604       19,967       20,904       47,479       91,401      101,155

 (1) No ADRs were issued prior to June 30, 1996; net income (loss) per ADR has been calculated by dividing net income (loss) by the weighted average number of ordinary and ordinary equivalent shares outstanding, multiplied by five (the Ordinary Share to ADR ratio)

EXCHANGE RATES

         Where US dollar amounts in this Form 20-F have not been derived from the Financial Statements (and therefore translated using the exchange rates in the notes to the Financial Statements), the translations of Australian dollars into US dollars (unless otherwise indicated) have been made at the appropriate Noon Buying Rate as specified.

         The following table sets forth certain information with respect to historical exchange rates, using the Noon Buying Rates for Australian dollars expressed in US dollars per Australian dollar:


                                                     US Dollar Per Australian Dollar
                                                ------------------------------------------
Period                                          Average*    High      Low    End of Period
------                                          --------    ----      ---    -------------

     Year ended June 30, 1993                    0.6980    0.7481    0.6655     0.6663
     Year ended June 30, 1994                    0.6926    0.7438    0.6450     0.7310
     Year ended June 30, 1995                    0.7412    0.7778    0.7108     0.7108
     Year ended June 30, 1996                    0.7627    0.8026    0.7100     0.7856
     Six months ended December 31, 1996          0.7928    0.8180    0.7721     0.7944
     Year ended December 31, 1997                0.7385    0.7978    0.6490     0.6515
     January 1, 1998 through March 13, 1998      0.6666    0.6868    0.6347     0.6760


*    Average of Noon Buying Rates for the period based on month end rates

         Fluctuations in the Australian dollar/US dollar exchange rate will affect the US dollar equivalent of the Australian dollar price of the Company's Ordinary Shares on the ASX and, as a result, are likely to affect the market price of the Company's ADRs in the United States. Such fluctuations also would affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares underlying the ADRs.

         The Company's primary operations are in the United States, and its sales and operation costs are denominated predominantly in US dollars. For the foreseeable future, therefore, fluctuations in the Australian dollar/US dollar exchange rate are expected to have only a small effect on the Company's underlying performance, as measured in US dollars, and on the Company's financial statements prepared in US dollars, other than any impact which might arise from the Company's investment in Climax. Such fluctuations would affect the Company's financial results as reported in Australian dollars.



 ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


         The following discussion is intended to assist in the understanding of the Company's financial position for the two fiscal years ended June 30, 1996, the six month period ended December 31, 1996 and the fiscal year ended December 31, 1997. The US dollar Financial Statements for these periods are set out under
Item 18 and should also be referred to in conjunction with the following discussion. In particular, Note 29 to the US dollar Financial Statements shows the statements of operations, balance sheets and statements of cash flows prepared under US GAAP, even though the Company is Australian and prepares its primary financial statements under Australian GAAP. The amounts discussed below are in US dollars and are under US GAAP, except where stated otherwise.

         The Company's income from operations is almost exclusively generated from its operations in the Gulf of Mexico, which is the primary focus of this discussion. For the periods discussed, however, other factors also impacted income from operations and net income, which are discussed below under the caption "Other Operating Expenses and Results."

         The Company accounts for its oil and gas operations under the successful efforts method of accounting.

         The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that the Company may economically produce. The Company markets its oil through spot price contracts and typically receives a premium above the price posted. Gas produced is sold under contracts that primarily reflect spot market conditions in the central Gulf of Mexico.

         The following table sets forth certain operating information with respect to the oil and gas operations of the Company.


                                                      Fiscal years ended           Six months to            Years ended
                                                            June 30                 December 31             December 31
                                                            -------                 -----------             -----------
                                                      1995         1996           1995       1996         1996      1997
                                                      ----         ----           ----       ----         ----      ----
NET PRODUCTION:
     Oil (MBbls)                                       612        1,680            670      1,145        2,155     3,078
     Gas (MMcf)                                      3,556       11,529          5,881      6,074       11,722    27,940
     Total (MMcfe)                                   7,228       21,609          9,901     12,944       24,652    46,408

NET SALES DATA (IN THOUSANDS):
     Oil                                           $10,157      $29,937        $10,674    $24,904      $44,168   $60,369
     Gas                                             6,874       21,213         10,773     12,617       23,056    64,770
                                                   -------      -------        -------    -------      -------   -------

     Total                                          17,031       51,150         21,447     37,521       67,224   125,139
                                                   -------      -------        -------    -------      -------   -------

AVERAGE SALES PRICES (1):
     Oil (per Bbl)                                  $16.60       $17.82        $ 15.93    $ 21.75     $  20.50  $  19.61
     Gas (per Mcf)                                    1.93         1.84           1.83       2.08         1.97      2.32
     Total (per Mcfe)                                 2.36         2.37           2.17       2.90         2.73      2.70

AVERAGE COSTS (PER MCFE):
     Lease operating expenses                        $0.53        $0.32        $  0.36    $  0.25      $  0.26     $0.25
     Depletion, depreciation and amortization         0.78         0.98           0.72       1.19         1.20      1.38
     General, administrative and other expenses       0.63         0.32           0.31       0.26         0.29      0.19


 (1)      Includes results of hedging activities.

RESULTS OF OPERATIONS

         FISCAL 1997 COMPARED TO THE TWELVE MONTHS TO DECEMBER 1996

         The comparison of fiscal 1997 has been made against the twelve months in 1996, which cover six months of the transition period ending December 31, 1996 (when the Company changed its year end) and the second six months of fiscal 1996, which ended on June 30, 1996.

         General. The Company drilled twenty wells during fiscal 1997, of which 14 have subsequently been brought into production. In addition, the Company completed the installation of facilities at West Cameron 461, South Marsh Island 7, Grand Isle 45, Main pass 104 and Main Pass 84. This resulted in an increase in production of 21.8 Bcfe to 46.4 Bcfe in 1997, an 88% increase over the 24.6 Bcfe in 1996.

         Oil and gas revenues. Oil and gas revenues for 1997 were $125.1 million, an increase of $57.9 million, or 86% above 1996 revenues of $67.2 million. A 43% increase in oil production offset by a 4% decrease in oil prices combined to account for $16.2 million of the increase. A 138% increase in gas production and a 18% increase in the gas price accounted for the remaining $41.7 million of the increase. Increased oil production followed the development of the Ship Shoal 194 field, while the increased gas production stems from the successful drilling and development of the West Cameron 461, South Marsh Island 7 and Grand Isle 45 fields.

The average realized gas price in 1997 was $2.32 per Mcf, or 8% below the $2.53 per Mcf average gas price that would have otherwise been received if no hedging had been undertaken. In the same period, the average realized oil price was $19.61 per Bbl, or 3% above the $19.10 per Bbl that would have otherwise been received if no hedging had taken place. In 1996 the average realized gas price was $1.97 per Mcf, or 24% below the $2.58 per Mcf price that would have otherwise been received if no hedging had been undertaken. In the same period the average realized oil price was $20.50 per Bbl, or 3% below the $21.04 per Bbl that would have otherwise been received if no hedging had taken place. Hedging activities resulted in a $4.4 million decrease in revenues for 1997 compared to a $8.4 million decrease in 1996.

         Lease operating expenses. Lease operating expenses in 1997 were $11.5 million, an increase of $5.2 million, or 83%, from $6.3 million in 1996. The increase was attributable to increased production. Lease operating expenses per Mcfe were reduced to $0.25 in 1997, compared with $0.26 in 1996.

         Depletion, depreciation and amortization ("DD&A"). DD&A expense increased $34.3 million, or 116%, from $29.6 million in 1996 to $63.9 million in 1997. Production increases accounted for $25.9 million of the increase while an increase in the average rate per unit from $1.20 to $1.38 per Mcfe accounted for the balance. The increase in the unit rate was due to increased capital expenditures from the Company's exploration and development activities coupled with increased costs of drilling goods and services, platform and facilities construction and transportation services in the industry. As a result of proved reserve estimates by the Company's petroleum engineers, Ryder Scott Company, in the fourth quarter the unit DD&A rate per Mcfe was reduced to $1.25 per Mcfe compared to an average rate of $1.41 per Mcfe for the preceding three quarters.

         Exploration expenditures. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditure. Under this method $10.5 million for dry hole and impairment costs and $7.3 million for seismic, geological and geophysical expenditures were expensed as incurred in 1997. There were no dry hole and impairment costs in 1996 while seismic, geological and geophysical expenditures in 1996 totaled $7.1 million.

         SIX MONTHS TO DECEMBER 1996 COMPARED TO SIX MONTHS TO DECEMBER 1995

         General. Following the setting of a larger production facility at Ship Shoal 193 and the completion and tie back of two wells at Main Pass 91, the Company's net production increased 31% in the six months to December 31, 1996 compared with the same period in 1995.

         Net oil and gas revenues. Net oil and gas revenues for the six month period to December 1996 were $37.5 million, an increase of 75% over the corresponding period in 1995. Net production of 12.9 Bcfe in the six month period to December 1996 was 31% higher than the corresponding period in 1995. The average sales price for oil and gas increased by 37% and 14% respectively.

         In the six month period to December 31, 1996 gas hedging activities resulted in an average realized price of $2.08 per Mcf, or 16% below the $2.48 per Mcf price that would otherwise have been received. Over the same period, oil price hedging resulted in an average realized price of $21.75 per Bbl, or 2% below the $22.14 per Bbl price that would otherwise have been received. Hedging activities resulted in a $3.6 million decrease in oil and gas revenues. In the six month period to December 31, 1995 gas hedging activities resulted in an average realized price of $1.83 per Mcf, or 3% above the $1.77 per Mcf that would otherwise have been received. Over the same period oil hedging resulted in an average realized price of $15.93 per Bbl, or 4% above the $15.38 per Bbl that would otherwise have been received.
Hedging activities resulted in a $622,000 increase in oil and gas revenues.

         Lease operating expenses. Lease operating expenses for the six month period to December 1996 were $3.3 million, 9% less than the corresponding period in 1995. Lease operating expenses per Mcfe decreased from $0.36 to $0.25 continuing the trend of previous years reflecting economies of scale from higher rates of production.

         Depletion, depreciation and amortization ("DD&A"). DD&A expense for the six month period to December 1996 increased to $15.4 million (117%) from $7.1 million, compared to the corresponding period in 1995. The increase was principally attributable to the increase in oil and gas production in the 1996 period. The depletion rate per unit of $1.19 per Mcfe for the six month period to December 1996 increased from $0.72 per Mcfe for the corresponding period in 1995. The increase in the unit rate was due to increased capital expenditures from the Company's exploration and development activities.

         Exploration expenditures. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditure. Under this method $5.2 million of seismic, geological and geophysical expenditures were expensed as incurred during the six month period to December 1996. This was an increase of 253% over the expenditure of $1.5 million for the six months to December 31, 1995 as the Company expanded its access to a broader seismic base in the Gulf of Mexico.

         FISCAL 1996 COMPARED TO FISCAL 1995

         General. As a result of a full twelve months of production at West Cameron 543/544, the successful completion of two additional wells and the setting of a larger production facility at Ship Shoal 193, the Company's net production increased 199% in fiscal 1996 compared to fiscal 1995.

         Net oil and gas revenues. Net oil and gas revenues for fiscal 1996 increased by $34.1 million (200%) to $51.2 million, compared with fiscal 1995. Net production increased by 14.4 Bcfe (199%) from 7.2 Bcfe for fiscal 1995 to
21.6 Bcfe for fiscal 1996. The average sales price for oil increased by 7% while gas prices decreased by 5%.

         For fiscal 1996 gas hedging activities resulted in an average realized price of $1.84 per Mcf, or 14% below the $2.15 per Mcf price that would otherwise have been received. Over the same period, oil price hedging resulted in an average realized price of $17.82 per Bbl, or 2% below the $18.16 per Bbl price that would otherwise have been received. Hedging activities resulted in a $4.2 million decrease in oil and gas revenues. For fiscal 1995 gas hedging activities resulted in an average realized price of $1.93 per Mcf, or 23% above the $1.57 per Mcf that would otherwise have been received. The Company did not enter into any oil hedging activities in fiscal 1995.

         Lease operating expenses. Lease operating expenses increased by $3.1 million (81%) to $6.9 million for fiscal 1996, compared to fiscal 1995. The increase was primarily due to costs associated with increased production from West Cameron 543/544 and Ship Shoal 193. Lease operating expenses per Mcfe decreased $0.21 for the fiscal 1996 as compared to fiscal 1995, continuing the trend of previous years reflecting economies of scale from higher rates of production. The oil and gas industry generally experiences higher operating expenses for oil production as compared to gas production. With oil representing more than 40% of the Company's net production for fiscal 1996, the Company's operating expenses per Mcfe may be higher than those of other energy companies with lower proportions of oil production.

         Depletion, depreciation and amortization ("DD&A"). DD&A expense for fiscal 1996 increased to $21.1 million (273%) from $5.7 million, compared to fiscal 1995. The increase was principally attributable to the increase in oil and gas production in the 1996 period. The depletion rate per unit of $0.98 per Mcfe for fiscal 1996 increased from $0.78 per Mcfe for fiscal 1995. The increase in the unit rate was due to increased capital expenditures from the Company's exploration and development activities.

         Exploration expenditures. The Company uses the successful efforts method to account for oil and gas exploration, evaluation and development expenditure. Under this method $3.3 million of seismic, geological and geophysical expenditures were expensed as incurred during fiscal 1996. This was an increase of $0.6 million, or 22%, over the expenditure of $2.7 million in 1995, reflecting the Company's increasing exploration activity.


OTHER OPERATING EXPENSES AND RESULTS

         The Company's results in the past three years have been increasingly dominated by the results of the Gulf of Mexico operations, which now contribute almost all of the revenue and the income from operations of the Company.

         Non-Gulf of Mexico operations. Since June 1996 the Company has not had any material operations outside the Gulf of Mexico. Until December 31, 1994 the oil and gas operations in the United States included the Company's interests in the Paradox Basin in Colorado. These operations contributed sales revenue of $1.1 million in fiscal 1995. The interests were sold for $5.5 million, effective January 1, 1995, generating a pre-tax profit for the Company of $4.3 million.

         The Company has small gas-producing interests in California, which are not material to the overall results. The Company's former oil interests in Australia contributed sales revenue of $0.5 million in fiscal 1995 and $0.5 million in fiscal 1996. The Company sold these Australian interests for approximately $0.3 million on June 24, 1996.

         General, administrative and other expenses. The Company's general and administrative costs are incurred both in Lafayette and in the head office in Australia. These expenses have increased from $4.5 million in fiscal 1995 to $7.0 million in fiscal 1996, $3.3 million in the six months to December 31, 1996 and $9.0 million in fiscal 1997.

         The increases in general and administrative costs, mainly due to increased expenditure in its Lafayette office, have been lower than the increases in production. The Company has controlled its increases in general and adminstrative costs and has achieved the economies of scale. In fiscal 1997 general and administrative costs, excluding stock compensation expenses, were $0.19 per Mcfe, while 18 months previously, in fiscal 1995, they were $0.63 per Mcfe.

         Sale of assets: In the six months to December 31, 1996 the Company recorded a profit before tax of $7.2 million on the sale of assets. This represented 56% of the surplus above book value of the Company's share of its interest in the gold/copper project at Didipio in the Philippines when it was sold in July 1996 to Climax (which in turn is 44% owned by the Company). There were no significant sale of assets in fiscal 1997.

         Interest expense. The net interest expense of the Company has risen, reflecting the increased borrowings of the Company due to the expansion of its activities and, to a lesser extent, an increased effective interest rate. Borrowings net of cash deposits decreased from $48.5 million at June 1996 to $24.5 million at December 1996, reflecting amongst other matters the ADR capital raising in July 1996. In 1997 net borrowings increased to $80.7 million at December 31, 1997. The increase in interest rates in 1997 was mainly due to the repayment of a bank credit facility by borrowings under a senior subordinated note issue with a ten year maturity at a higher interest rate. Details of the interest rates are set out in Note 17 of the US Dollar Financial Statements.

         Equity investments. The equity-accounted income and loss now relates only to the Company's 44% holding in Climax. In the fiscal 1997, Climax's principal activity was the continuation of the feasibility study of the gold/copper project at Didipio in the Philippines. In addition there was activity on exploration projects in Australia, the Philippines and South America. The loss before tax of $1.6 million recognized in fiscal 1997 by the Company from its investment in Climax mainly reflected expensing the costs of the Didipio study and other exploration, offset by the income from Climax's cash deposits.

         The Didipio project is in the pre-development phase. As yet Climax has not made a decision to proceed with mining. The study has included drilling to define the extent and grade of the gold and copper resources at the Dinkidi deposit at Didipio and its geological model, an evaluation of different mining plans (open pit, underground, etc.), metallurgical testwork, ore processing studies and environmental studies. Pre-development work is continuing, with the most likely mining method being block-caving.

         In earlier periods Climax's principal activities also included the operations of its gold mine in New South Wales, Australia (which ceased operations in the final quarter of calendar 1995), a 50% interest in the commercial building in Sydney sold in May 1996 and the realization of various investments. In fiscal 1996, the equity-accounted loss was reduced by the profit on the disposal of Climax's 19% holding in Solomon Pacific Resources NL, an Australian gold mining company.

         The periods up to and including fiscal 1996 also included the Company's equity-accounted income in respect of its 50% interest in a commercial building held jointly with Climax. The income brought to account in fiscal 1996 was $0.4 million. The building was sold in May 1996 and therefore had no effect on income in the six months to December 31, 1996 or fiscal 1997.

         The Company's results will continue to equity account the results of Climax as long as the Company holds an investment in Climax of between 20% and 50% (and below 20% in certain circumstances). In turn, the Company expects Climax's results themselves to reflect its expenditure on exploration projects, the results of operations arising from any successful development of exploration projects and the disposal of any of its assets. However, the carrying value of the Company's investment in Climax was reduced to nil during fiscal 1997, and further losses in Climax (for example, due to expensing exploration expenditures) will have no effect on the equity accounted result in the Company as long as the carrying value is nil. No equity income from the Company's investment in Climax will be recognised until all unrecognized equity losses of Climax are recouped.

         Tax matters. In fiscal 1997, the six months to December 31, 1996 and in fiscal 1996 the Company brought to account $0.6 million, $1.4 million and $2.5 million respectively of accumulated tax losses in Australia that had not previously been recognized as deferred tax assets. These losses mainly arose from exploration deductions.

         The effective tax rate has altered due to a variety of factors, in particular the Company's share of Climax's tax expense on its Australian profits, the Company's accumulated losses in the United States (which were recovered during fiscal 1995), the tax on the profit upon the sale of the Company's interest in the Didipio project and the fact that the Company's equity-accounted share of its expenditure at Didipio in the Philippines had not been tax effected.

         Net operating losses and other carryforwards. For US federal income tax purposes, at December 31, 1997 the Company had net operating losses ("NOLs") of approximately $45.3 million. In addition, at December 31, 1997 the Company had an interest expense carryover of $1.4 million. The United States Internal Revenue Code of 1986, as amended, permits a corporation to carryback NOLs from the year in which they are incurred to the immediately preceding three years and then carry forward any unused portion of the NOLs up to 15 years. The Company's NOLs accumulated through 1996 will expire principally in 2005 through 2012.

         For alternative minimum tax purposes, NOLs may be further adjusted to determine the allowable alternative tax NOLs, and the alternative tax NOLs can be used to offset no more than 90% of alternative minimum tax income. Accordingly, the Company may owe an alternative minimum tax even though its NOLs otherwise eliminated its regular tax liability.

CAPITAL RESOURCES AND LIQUIDITY

         Since 1990 the Company has financed its operations and growth primarily with cash flow from operations, bank borrowings, equity offerings and asset sales. The Company made an initial cash investment of $11.4 million in its US operations, and, subsequently, the Company received net proceeds of $18.4 million from an Australian offering of 8.3 million Ordinary Shares in September 1995. In July 1996 the Company made a public offering of 4,000,000 American Depositary Receipts (each representing 5 Ordinary Shares) at $19 per ADR, raising $70.4 million, net of costs. $41.2 million of this was used to buy back the 11.7 million Ordinary Shares held by affiliate company, Climax, under approval from shareholders granted in June 1996. $13.7 million was also raised at the same time from selling the Company's interest in the gold/copper project at Didipio in the Philippines.

         The Company anticipates spending in the order of $160 million on exploration and development drilling and other capital projects in the twelve month period to December 31, 1998. This amount may be increased or decreased based on actual drilling results. The Company currently intends to finance these expenditures principally with cash flow from operations, bank borrowings and its cash resources. See "Item 1 - Description of Business - Substantial
Leverage - Substantial Capital Requirements."

         At December 31, 1997 the Company had cash and cash investments of $19.2 million, an increase from the $12.5 million at December 31, 1996. Net cash provided by operating activities continued to grow as production expanded and was $93.4 million in fiscal 1997. Net cash used in investing activities for the fiscal 1997 was $148.4 million, which almost entirely represented increased expenditure on oil and gas properties. The cash provided by financing activities for fiscal 1997 was $61.5 million, mainly representing a $100 million senior subordinated note issue net of the repayment of the Company's bank credit facility (of which there was $37.0 million outstanding at December 31, 1996).

         In the six months to December 31, 1996 period cash and cash investments had also increased, from $3.5 million at June 30, 1996 to $12.5 million at December 31, 1996. Cash flow used in investing activities ($33.2 milllion) was more than offset by cash flow from operations ($26.5 million) and cash flow from financing ($15.8 million). The latter represented the proceeds from the equity issues (mainly the ADR offering of $70.4 million net) less repayment of borrowings under the Company's credit facility ($15 million) and the buy back of
11.7 million Ordinary Shares from Climax ($41.2 million).

         In fiscal 1996, net cash provided by operating activities was $38.6 million, the increase on the previous year mainly reflecting the increased production of oil and gas and working capital movements. Net cash used in investing activities for fiscal 1996 was $73.2 million, while net cash provided by financing activities for fiscal 1996 was $37.7 million, with the main source of finance being increased bank borrowings under the Company's credit facility ($19.9 million) and an equity issue of $18.4 million.

         As a result of the Company's rapid expansion and growth, the Company has historically experienced working capital deficits. At December 31, 1996 the Company's working capital deficit was $0.5 million. The Company's working capital position was strengthened in June 1997 by a senior subordinated note issue (see below) of $100 million in June 1997. At December 31, 1997 there was a working capital surplus of $7.4 million.

         In April 1996, Petsec Energy Inc ("PEI"), a wholly owned subsidiary of the Company which owns and operates all of the Company's Gulf of Mexico oil and gas properties, entered into a $75 million credit agreement with Chase Manhattan Bank NA ("the Credit Agreement"), under which the borrowing base at December 31, 1997 was $60 million, with a sub-limit of $15 million for letter of credit purposes to support the bonding requirements of the MMS and commodity swap transactions. At December 31, 1997, there were no borrowings outstanding under the Credit Agreement. The Credit Agreement is a two-year revolving credit facility followed by a two-year term period with equal quarterly amortization payments and the facility matures in April 2001. The Credit Agreement is secured by the Company's Gulf of Mexico producing properties and contains financial covenants that require PEI to maintain a ratio of senior debt to earnings before interest, taxes, depletion, depreciation and amortization of not more than 2.75 to 1.0 and a coverage ratio of earnings before interest, taxes and depletion, depreciation and amortization to total interest of not less than 3.0 to 1.0. PEI is currently in compliance with all financial covenants under the Credit Agreement. Outstanding borrowings currently accrue interest at the rate of LIBOR plus a margin of 1.25% to 1.50% per annum, depending upon the total amount borrowed. PEI also pays a fee equal to 0.3% to 0.35% per annum of the unused portion of the borrowing base under the facility depending upon the utilization of the facility.

         The Company's ability to borrow under the Credit Agreement is dependent upon the reserve value of its oil and gas properties, as determined by Chase. If the reserve value of the Company's borrowing base declines, the amount available to the Company under the Credit Agreement will be reduced and, to the extent that the borrowing base is less than the amount then outstanding (including letters of credit) under the Credit Agreement, the Company will be obligated to repay such excess amount upon ninety days' notice from Chase or to provide additional collateral.

         Following the sale of the jointly-owned commercial building in May 1996 and the Didipio sale referred to below, the Company has no guarantees or funding commitments in respect of Climax Mining Ltd or any of Climax's subsidiaries.

         On June 13, 1997 PEI, a wholly owned subsidiary, issued $100 million of 9.5% senior subordinated notes due June 15, 2007 under a Rule 144A offering. A portion of the proceeds was used to repay its then outstanding borrowings under the Credit Agreement ($58 million) and the borrowing base under the Credit Agreement was simultaneously reduced to $50 million. This has since been increased to $60 million.

         Apart from the repayment of indebtedness under the Credit Agreement the proceeds of the note issue have been used to provide working capital to the Company and to fund further exploration and development of the Company's oil and gas properties, the acquisition of lease blocks and other general corporate purposes.

         The notes were issued under an indenture between PEI as issuer and The Bank of New York as trustee. The notes are not guaranteed by Petsec. Later in 1997 PEI completed a registered exchange offer pursuant to which the holders of the notes to exchanged the notes for new notes which are identical in all material respects but which can be offered and sold by holders without restrictions or limitations under the Securities Act.

         The notes are redeemable at the option of PEI on or after June 15, 2002 at varying redemption prices starting at 104.75% and declining to 100% in 2005.

         The indenture pursuant to which the notes were issued contains certain covenants on PEI including, without limitation, covenants with respect to the following matters: (1) limitations on the indebtedness of PEI (2) limitations on payments by PEI of dividends, redemptions of capital, repayments of subordinated indebtedness and payments in respect of non-permitted investments; (3) limitations on PEI's transactions with affiliates (but these are not to restrict PEI from various intra-group transactions specified in the indenture); (4) limitations on liens of PEI; (5) limitations on disposition of proceeds of asset sales by PEI; (6) limitations on other senior subordinated indebtedness of PEI;
(7) limitations on the conduct of business by PEI; (8) limitations on non-guarantor restricted subsidiaries of PEI (at present these have no effect as PEI has no subsidiaries); and (9) reports (PEI, as the issuer, files its results with the SEC under its own name, in addition to the filings of the Company.)

         Upon an occurrence of a change of control PEI is obliged to make an offer to repay the noteholders at 101% of the face value of the notes. Change of control is defined in the indenture to include, amongst other things, a person or group (other than interests associated with the Managing Director, Mr Fern) becoming beneficial owner of more than 50% of the shares of the Company, a change in the majority of the directors of the Company without the consent of existing directors or, if the Company no longer controls PEI, similar provisions with respect to PEI.

HEDGING TRANSACTIONS

         From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow and to reduce its exposure to oil and gas price fluctuations. While these hedging arrangements limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. The credit worthiness of counterparties is subject to review and full performance is anticipated. The Company limits the duration of the transactions and the percentage of the Company's expected aggregate oil and gas production that may be hedged. All of the Company's hedging transactions to date have been carried out with large banks and some of the Company's obligations have been secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered.

         The Company has entered into swap agreements and collar agreements to reduce the effect of price volatility on oil and gas sales. In swap agreements, the Company settles with a counterparty the difference between an agreed fixed price per unit of production and a floating price (based on NYMEX prices). If the floating price upon maturity is higher than the fixed price, the Company pays the difference to the counterparty and vice versa. In collar agreements, the Company settles with a counterparty when a floating price upon maturity of the agreement is lower than an agreed fixed price floor or above an agreed fixed price ceiling, the settlement amount in both cases being the difference between the floating price upon maturity and the agreed fixed price, multiplied by the volume hedged.

OTHER MATTERS

         To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Additionally, the MMS may require operators in the OCS to post supplemental bonds in excess of lease and area-wide bonds with respect to abandonment obligations. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations. See "Business - Regulation".

         The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company believes its current operation are in material compliance with current applicable environmental laws and regulations. However, there can be no assurance that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past unknown non-compliance with environmental laws will not be discovered.

     The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the year 2000 compliance. It is anticipated that all reprogramming efforts will be complete by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Management has not yet assessed the year 2000 compliance expense and related potential effect on the Company's financial position, results of operations or liquidity.

        ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable for the year ended December 31, 1997.

                  ITEM 10 DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the name, age and position of each director and executive of the Company.

NAME                      AGE    POSITION *

Directors:
Terrence N. Fern ......   50     Managing Director and Chief Executive Officer
Adrian J. Fletcher ....   54     Chairman
R. Bruce Corlett ......   53     Director
David A. Mortimer .....   53     Director

Executives:

Douglas G. Battersby...   55     Technical Director - Oil and Gas
Maynard V. Smith ......   47     General Manager - Exploration and Production
Robin A. Cumming ......   53     Chief Financial Officer

Howard H. Wilson, Jr...   39     Vice President - Operations*
Mark A. Gannaway ......   42     Exploration Manager*
Prent H. Kallenberger..   43     Geophysical Manager*
Ross A. Keogh .........   38     Financial Controller and Treasurer*
James E Slatten III ...   39     Manager - Land and Legal*

* Messrs. Fern, Fletcher and Smith provide services to the Company through contractual arrangements between the Company and their respective corporate affiliates. See "Executive and Director Compensation and Interests of Management in Certain Transactions". The titles shown for Messrs. Wilson, Gannaway, Kallenberger, Keogh and Slatten are positions held with the Company's wholly-owned subsidiary, Petsec Energy Inc.

         The following biographies describe the business experience of the directors and executives of the Company and Petsec Energy Inc and the expiration dates of the directors' terms.

         TERRENCE N. FERN has over 25 years of extensive international experience in petroleum and minerals exploration, development and financing. He holds a Bachelor of Science degree from The University of Sydney and has followed careers in both exploration geophysics and natural resource investment. Mr Fern is also the Managing Director of Climax Mining Ltd.

         ADRIAN J. FLETCHER has wide international experience in banking, natural resources and manufacturing. He has also been involved in a number of major advisory roles. He was Chief Financial Officer of Westpac Banking Corporation in the mid-eighties, and later established its successful Global Financial Markets Group from London. Mr Fletcher has had an ongoing interest in the development and implementation of leadership and governance practices and for three years directed the business policy course for the MBA program at The University of New South Wales. He holds degrees in physics and engineering from Imperial College, London. Mr Fletcher is also Chairman of Climax Mining Ltd.

         R. BRUCE CORLETT practised as a solicitor for a short time before moving into the commercial arena where he has been an executive and director of many publicly listed companies. He is currently a non-executive director of a number of public companies including Australian Food & Fibre Limited, Adsteam Marine Limited, The Australian Maritime Safety Authority (Chairman), FAI Life Limited, Stockland Trust Group Limited and Tourism Asset Holdings Limited (Chairman). Mr Corlett has degrees in Arts and Law from The University of Sydney and was admitted as a solicitor of the Supreme Court of New South Wales in 1969.

         DAVID A. MORTIMER was a senior TNT Limited Group Executive from 1973 and in 1997 retired as its Chairman and Chief Executive. He is a director of Ascham Foundation Limited, Ascham School Limited, Australian Graduate School of Management at The University of New South Wales, Ci Technologies Group Limited, F.H. Faulding & Co Limited, GIO Australia Holdings Limited and Leighton Holdings Limited. Mr Mortimer holds a Bachelor of Economics degree from The University of Sydney.

         DOUGLAS G. BATTERSBY has served as the Technical Director - Oil and Gas of the Company since 1990. Mr Battersby has over 30 years of experience in oil and gas exploration and production serving in various senior technical and executive positions with Exxon, Inc., Hartogen Energy Limited and Delhi Oil Company in Australia, Southeast Asia and the United States. Mr Battersby holds a Master of Science degree in Petroleum Geochemistry from The University of Melbourne.

         MAYNARD V. SMITH has served as General Manager - Exploration and Production since 1990. Mr Smith has over 20 years of oil and gas exploration experience and has served in various technical and executive positions with Gulf Oil Corporation, Tenneco Oil Company, Natomas Oil Company, and Barcoo Petroleum Company in the United States, Australia and Southeast Asia. Mr Smith holds a Bachelor of Science degree in Geology from the California State University at San Diego.

         ROBIN A. CUMMING has served as Chief Financial Officer of the Company since early 1994. He has had 25 years of experience in senior financial and treasury roles in a range of industries and has worked in Australia, the United Kingdom and the United States. Prior to joining the Company he held positions with Telstra Corporation Limited, Elders Finance Group Limited, James Hardie Industries Limited and Coopers & Lybrand. Mr Cumming is also Chief Financial Officer of Climax. He holds a masters degree in engineering from Cambridge University, England, and a Masters degree in Business Administration from the Wharton School at the University of Pennsylvania. He is a fellow of the Chartered Institute of Management Accountants in the United Kingdom.

         HOWARD H. WILSON, JR. has served as Vice President - Operations of Petsec Energy Inc since 1993. Between 1981 and 1993, Mr Wilson held various technical and managerial positions with Placid Oil Company and Nerco Oil and Gas, Inc. involving onshore and offshore oil and gas fields in Louisiana. Mr Wilson holds a Bachelor of Science degree in Petroleum Engineering from the Louisiana Polytechnic Institute.

         MARK A. GANNAWAY is the Exploration Manager of Petsec Energy Inc. Mr Gannaway joined Petsec Energy in July 1991. Between 1979 and 1988, Mr Gannaway worked for Tenneco Oil Company in various technical and supervisory positions and his career with Tenneco involved working in the Midcontinent and Eastern Gulf of Mexico regions. From 1988 to 1990 Mr Gannaway was a geologic consultant in Lafayette, Louisiana. Mr Gannaway holds a Bachelor of Science degree in Geological Engineering from the University of Oklahoma.

         PRENT H. KALLENBERGER is the Geophysical Manager of Petsec Energy Inc. He joined Petsec Energy in September 1992. Between 1982 and 1992, Mr Kallenberger worked in various technical and supervisory positions with Tenneco Oil Company, Union Pacific Resources, Inc., and Unocal Corporation in California and Texas. Mr Kallenberger holds a Bachelor of Science degree in Geology from Boise State University and a Master of Science degree in Geophysics from the Colorado School of Mines.

         ROSS A. KEOGH has served as Financial Controller and Treasurer of Petsec Energy Inc since 1990 and has 15 years experience in the oil and gas industry. Between 1979 and 1989, Mr Keogh worked in the financial accounting and budgeting divisions of Total Oil Company and as Joint Venture Administrator for Bridge Oil Limited in Australia. Mr Keogh is also the Financial Controller - International of Climax. Mr Keogh Holds a Bachelor of Economics degree, with a major in Accounting, from Macquarie University in Sydney.

         JAMES E SLATTEN III was appointed as Manager - Land and Legal in January 1998. He has over 14 years experience in corporate and energy law. Prior to joining the Company he was a partner in the Louisiana law firm of Gordon, Arata, McCollam & Duplantis. Mr Slatten holds a Bachelors of Arts degree in political science and economics from the University of Southwestern Louisiana and post-graduate degrees in law (J.D.) and business management (M.H.A.)
from Tulane University.

    ITEMS 11, 12 AND 13 COMPENSATION OF DIRECTORS AND OFFICERS; OPTIONS; AND
                 INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS

   EXECUTIVE AND DIRECTOR COMPENSATION AND INTERESTS OF MANAGEMENT IN CERTAIN
                                  TRANSACTIONS

         The total compensation received by the directors of the Company for their services as directors for fiscal 1997 was $137,000. The total compensation received by the seven highest compensated executive officers of the Company and its controlled and related companies for fiscal 1997 was $1,410,000. In addition, the Company made payments in the fiscal 1997 of $290,000 to a company controlled by Mr Fern's family and which provides management services to the Company, of $274,000 to a company controlled by Mr Smith's family and which provides management and geological services to the Company, and of $18,000 to a company associated with Mr Fletcher and which provides management consulting services to the Company. Three executives, Messrs Gannaway, Kallenberger and Smith, also own overriding royalty interests on certain leases held by the Company, which were granted prior to July 1994 as incentives. The granting of overriding royalty interests as an incentive was replaced subsequent to July 1994 by grants under Company's share and option plans.

         The Company has entered into employment agreements with certain management and technical personnel. These agreements generally have three year terms and expire in June 1999. In July 1996 the Company granted options for Ordinary Shares to key employees pursuant to the Option Plan in connection with the extension of the terms of these employment agreements. In addition, the Company has entered into agreements with entities controlled by the families of Messrs Fern, Fletcher and Smith for the provision of services.

         Other than pursuant to the Share and Option Plans described below, the Company also has outstanding options for 350,000 Ordinary Shares to a company controlled by Mr Smith's family: these are at an exercise price of A$7.00 per Ordinary Share and expire in July 2001.

         Certain officers and directors of the Company own 2,758,800 ordinary shares of Climax, representing less than 3% of the outstanding capital of Climax. In addition, Mr Fletcher serves as Chairman of Climax, Mr Fern serves as Managing Director of Climax, Mr Cumming serves as Chief Financial Officer of Climax and Mr Keogh serves as Financial Controller - International of Climax.

SHARE AND OPTION PLANS

         The Company maintains an Employee Share Plan (the "Share Plan") and an Employee Share Option Plan (the "Option Plan"). Both plans were approved by the shareholders at the Company's 1994 Annual General Meeting and are administered by a committee (the "Remuneration Committee") appointed by the Board of Directors. The total number of Ordinary Shares issued or subject to option under all share and option plans during any five year period may not exceed 5% of the total number of issued Ordinary Shares at the relevant date.

         The Share Plan provides for the issue of Ordinary Shares to employees and directors at prevailing market prices. Purchases pursuant to the Share plan are financed by interest free loans from the Company, subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price of the ordinary Shares on the ASX achieving certain benchmarks. After the vesting of such shares, the grantee may either repay the Company loan or sell such shares and retain the difference. As of March 13, 1998, all employees and directors of the Company, in the aggregate, owned 1,875,000 Ordinary Shares subject to the terms of this Share Plan. As of March 13, 1998, Mr Fern had a Company loan of A$2,625,000 ($1,775,000) in connection with grants of a total of 1,500,000 Ordinary Shares under the Share Plan, Mr Fletcher had a Company loan of A$560,000 ($379,000) in connection with grants of 100,000 Ordinary Shares under the Share Plan and Messrs Mortimer and Corlett each had a Company loan of A$280,000 ($189,000) in connection with grants of 50,000 Ordinary Shares under the Share Plan.

         The Option Plan provides for the issue of options to purchase Ordinary Shares to employees and directors at prevailing market prices and subject to certain conditions set by the Remuneration Committee. Grants are subject to a minimum six month vesting term and the vesting may also be contingent upon the market price on the ASX of the Ordinary Shares achieving certain benchmarks. Options granted under the Option Plan expire five years from the date of grant. As of March 13, 1998 all directors and employees of the Company, in the aggregate, held options to purchase an aggregate of 2,531,000 Ordinary Shares pursuant to the Option Plan.

                                     PART II

                       ITEM 14 - DESCRIPTION OF SECURITIES

Not applicable

                                    PART III

                               ITEM 15 - DEFAULTS

Not applicable - none.

                         ITEM 16 - CHANGES IN SECURITIES

Not applicable - none.

                                     PART IV

                         ITEM 17 - FINANCIAL STATEMENTS

Not applicable - see Item 18 below.


                         ITEM 18 - FINANCIAL STATEMENTS

The US Dollar Financial Statements of the Company and the Independent Auditor's Report are included on pages F-1 through F-36 of this Form 20-F.


                   ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

 (a)      Financial Statements, including
          .     Statement of Operations for the three and a half year period
          .     ended December 31, 1997 Balance Sheets as of December 31, 1996
          .     and 1997 Statements of Cash Flows for the three and a half year
          .     period ended December 31, 1997 Notes to Financial Statements
          .     Independent Auditors' Report

 (b)      Exhibits
          .     Consent of KPMG
          .     Consent of Ryder Scott Company

                                   SIGNATURES


   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant, Petsec Energy Ltd, certifies that it meets all the requirements for filing on Form 20-F and has duly caused this filing to be signed on its behalf by the undersigned, thereunto duly authorized.







   By: /s/ Robin A Cumming
   Chief Financial Officer
   Petsec Energy Ltd



   April 7, 1998

================================================================================

                                                                ACN 000 602 700

                              Petsec Energy Ltd
                              -----------------


                        US Dollar Financial Statements



              Including US GAAP Statements on pages F-29 to F-32



                               31 December 1997


================================================================================


CONTENTS                                                  PAGES
--------                                                  -----

Financial statements under
Australian accounting                                  F-2    -    F-25

-------------------------------------------------------------------------------

Differences between Australian
and US accounting                                     F-26    -    F-28

-------------------------------------------------------------------------------

Financial statements under
US accounting                                         F-29    -    F-32

-------------------------------------------------------------------------------

Additional disclosures under
US accounting                                         F-32    -    F-33

-------------------------------------------------------------------------------

Supplementary oil and
gas disclosures                                       F-33    -    F-35

-------------------------------------------------------------------------------

Independent Auditors' Report                                       F-36

===============================================================================

================================================================================
                  Petsec Energy Ltd and its controlled entities
================================================================================

================================================================================
                            Profit and Loss Accounts
================================================================================

                                                                                                               Twelve
                                                    Note       Twelve months ended       Six months ended   months ended
                                                            30 June         30 June         31 December     31 December
                                                             1995             1996             1996             1997
(US dollars, in thousands, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
Oil and gas sales (before deducting royalties)             $  21,015        $  64,614        $  47,592        $ 155,338
Gold sales (before deducting royalties)                        6,484            7,866               --               --
Other revenue                                          2       5,173            3,072              840            2,454
                                                           ---------        ---------        ---------        ---------
Total revenue                                                 32,672           75,552           48,432          157,792
Operating expenses                                     3     (32,604)         (63,895)         (36,919)        (124,173)
                                                           ---------        ---------        ---------        ---------
Operating profit before abnormal items and
      income tax                                                  68           11,657           11,513           33,619
Abnormal items before income tax                       4       2,422            6,499            9,939          (10,453)
Operating profit before income tax                             2,490           18,156           21,452           23,166
Income tax attributable to operating profit            7      (1,323)          (6,030)          (6,553)          (7,762)
                                                           =========        =========        =========        =========
Operating profit after income tax                              1,167           12,126           14,899           15,404
Extraordinary item (no income tax effect)              5          --           (5,126)              --               --
                                                           ---------        ---------        ---------        ---------
Operating profit and extraordinary item after
      income tax                                               1,167            7,000           14,899           15,404
Outside equity interests in operating (profit)
      loss after income tax                           26       1,289           (1,754)              --               --
                                                           ---------        ---------        ---------        ---------

Operating profit after income tax attributable
      to members of the Company                                2,456            5,246           14,899           15,404
Retained earnings (accumulated losses) at the
      beginning of the financial period                         (577)           1,879            7,125          (17,497)
                                                           ---------        ---------        ---------        ---------
Total available for appropriation                              1,879            7,125           22,024           (2,093)
Adjustment to retained earnings upon the
      buy-back of shares in the Company                           --               --          (39,521)              --
                                                           ---------        ---------        ---------        ---------
Retained earnings (accumulated losses) at the
      end of the financial period                          $   1,879        $   7,125        $ (17,497)       $  (2,093)
                                                           ---------        ---------        ---------        ---------
Basic earnings per share                               8   $    0.03        $    0.12        $    0.14        $    0.14

Basic and diluted earnings per share are not materially different.

The profit and loss accounts are to be read in conjunction with the notes to these financial statements.

================================================================================
                  PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
================================================================================

================================================================================
                                 BALANCE SHEETS
================================================================================


                                                          Note      31 December     31 December
                                                                       1996            1997
(US dollars, in thousands)
-----------------------------------------------------------------------------------------------
CURRENT ASSETS
      Cash                                                           $  12,528        $  19,171
      Receivables                                           9           12,200           14,525
      Inventories                                          10               46               43
      Investments                                          11               --              195
                                                                     ---------        ---------
        Total current assets                                            24,774           33,934
                                                                     ---------        ---------
NON-CURRENT ASSETS
      Receivables                                           9            3,841            2,676
      Investments                                          11            6,852            5,528
      Property, plant and equipment                        12           21,623           37,954
      Exploration and development expenditure              13          121,358          185,606
      Note issue costs                                     14               --            3,000
      Future income tax benefit                             7(c)        22,276           22,656
                                                                     ---------        ---------
        Total non-current assets                                       175,950          257,420
                                                                     ---------        ---------
        Total assets                                                   200,724          291,354
                                                                     ---------        ---------
CURRENT LIABILITIES
      Creditors and accruals                               15           24,593           27,762
      Provisions                                           16              316              306
                                                                     ---------        ---------
        Total current liabilities                                       24,909           28,068
                                                                     ---------        ---------
NON-CURRENT LIABILITIES
      Borrowings                                           15           37,000           99,630
      Deferred income tax provision                         7(b)        31,603           43,103
      Restoration and reclamation provision                              1,542            3,149
                                                                     ---------        ---------
        Total non-current liabilities                                   70,145          145,882
                                                                     ---------        ---------
        Total liabilities                                               95,054          173,950
                                                                     ---------        ---------
        Net assets                                                     105,670          117,404
                                                                     ---------        ---------
SHAREHOLDERS' EQUITY
      Share capital                                        18           16,345           16,491
      Reserves                                             19          106,822          103,006
      Retained earnings (accumulated losses)                           (17,497)          (2,093)
                                                                     ---------        ---------
        Total shareholders' equity                                   $ 105,670        $ 117,404
                                                                     ---------        ---------

The balance sheets are to be read in conjunction with the notes to these financial statements.

================================================================================
                  PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
================================================================================

================================================================================
                            STATEMENTS OF CASH FLOWS
================================================================================

                                                                                                                      Twelve
                                                               Note        Twelve months ended   Six months ended  months ended
                                                                          30 June       30 June     31 December    31 December
                                                                            1995          1996           1996         1997
(US dollars, in thousands, except per share amounts)
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
      Cash receipts in the course of operations                           $  27,899     $  68,235     $  43,340     $ 153,794
      Cash payments in the course of operations                             (22,555)      (30,350)      (14,369)      (52,543)
      Interest received                                                         462           568           721         1,495
      Interest paid                                                          (1,575)       (3,704)       (1,472)       (6,022)
      Income taxes paid                                                          --          (493)         (306)         (136)
                                                                          ---------     ---------     ---------     ---------
Net cash provided by operating activities                       27            4,231        34,256        27,914        96,588
                                                                          ---------     ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
      Property rentals received                                                 869         1,019            --            --
      Dividends received                                                          2            --            --            --
      Proceeds from sale of:
      - property, plant and equipment                                            40         3,666             6            60
      - marketable equity securities held for trading                           246            35            --            --
      - investments                                                               4            --         9,780            --
      - oil and gas property                                                  5,686           229            11            --
      Loans to related entities                                                (755)       (1,846)        3,923             1
      Restricted deposit                                                         --        (1,501)        1,501            --
      Changes in loans to related party                                          --         1,333            --
      Payments for:
      - property, plant and equipment                                        (6,171)       (7,764)       (8,932)      (29,403)
      - investments                                                            (341)          (11)          (32)           --
      - exploration, development and permits                                (27,927)      (66,476)      (40,898)     (122,098)
      Decrease in cash from deconsolidation of
        Climax Mining Ltd                                                        --          (499)           --            --
                                                                          ---------     ---------     ---------     ---------
Net cash used in investing activities                                       (28,347)      (71,815)      (34,641)     (151,440)
                                                                          ---------     ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from issue of shares (net of issue costs)                         35        18,565        71,944         2,066
      Share buy-back                                                             --            --       (41,184)           --
      Proceeds from borrowings - secured loans                               14,165        27,846         7,000        21,000
      Proceeds from note issue - unsecured (net of issue costs)                  --            --            --        96,446
      Repayment of borrowings - secured loans                                    --        (6,498)      (22,000)      (58,000)
      Borrowings - unsecured loans                                              391          (378)           --            --
                                                                          ---------     ---------     ---------     ---------
Net cash provided by financing activities                                    14,591        39,535        15,760        61,512
                                                                          ---------     ---------     ---------     ---------
Net increase (decrease) in cash held                                         (9,525)        1,976         9,033         6,660
Cash at the beginning of the financial period                                10,744         1,339         3,541        12,528
Effects of exchange rate changes on the balances
      of cash held in foreign currencies at the
      beginning of the financial period                                         120           226           (46)          (17)
                                                                          ---------     ---------     ---------     ---------
Cash at the end of the financial period                         27        $   1,339     $   3,541     $  12,528     $  19,171
                                                                          ---------     ---------     ---------     ---------


The statements of cash flows are to be read in conjunction with the notes to these financial statements.

================================================================================
PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES                  31 DECEMBER 1997
================================================================================

================================================================================
              Notes to and Forming Part of the Financial Statements
================================================================================

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of these financial statements are:

(a) Basis of preparation

These financial statements are a general purpose financial report which has been prepared in United States dollars under the principles set out in Note 1(o) below.

Note 29 shows the statements of operations, balance sheets and statements of cash flows drawn up under United States generally accepted accounting principles ("US GAAP"), which are consolidated accounts of Petsec Energy Ltd (the "Company") and its controlled entities. Petsec Energy Ltd was formerly Petroleum Securities Australia Limited which changed its name to Petsec Energy Ltd on 24 February 1997. The unconsolidated accounts of the Company are not included. Note 28 sets out the principal differences between US GAAP and Australian generally accepted accounting principles ("AUS GAAP"). Notes 30 and 31 provide additional disclosures required under US GAAP, including the reconciliations of net income
(loss) and shareholders' equity between AUS GAAP and US GAAP in Note 30(a) and US Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" (SFAS No.69) information in Note 31.

Except as stated above, the financial statements have been drawn up in accordance with AUS GAAP, which arise from the applicable Australian Accounting Standards, the Australian Corporations Law and other mandatory Australian professional reporting requirements (Urgent Issues Group Consensus Views). The financial statements have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied and except where stated, are consistent with those of the previous year. The profit and cash flow statements are presented for the years ended 30 June 1995 and 1996 and for the six months ended 31 December 1996 and for the twelve months ending 31 December 1997. Balance sheets are presented for 31 December 1996 and 31 December 1997.

The preparation of the financial statements in conformity with AUS GAAP and US GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

(b) Principles of consolidation

The financial statements of the Economic Entity comprise the financial statements of the Company (being the chief entity) and its controlled entities.

Where a controlled entity began or ceased to be controlled during the period, its results are included only from the date control commenced or up to the date control ceased. Under AUS GAAP, Climax Mining Ltd and its subsidiaries ceased to be controlled entities of the Company on 23 April 1996, when they became affiliated companies.

All balances and effects of transactions between controlled entities included in the consolidated accounts have been eliminated.

Outside interests in the equity and results of the entities which are controlled by the Company are shown as a separate item in the consolidated accounts.

(c) Exploration leases, permits and titles

Exploration leases, permits and titles relating to an area of interest are included in the financial statements at cost or at directors' valuation, but are carried forward only to the extent that they are expected to be recouped through successful exploitation of the area or sale, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves and active and significant exploration operations are continuing. The values of exploration leases, permits and titles are reviewed at balance date to determine whether any write-down is necessary. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value, which would consider discounted future net cash flows.

(d) Exploration and development expenditure

Exploration and development expenditure including drilling on an area of interest is capitalized until such time as the area is abandoned or has proved commercial. Exploration and development expenditure relating to an area of interest is carried forward only to the extent that it is expected to be recouped through successful exploitation of the area or sale, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves and active and significant exploration operations are continuing. At balance date, the amounts of exploration and development expenditure carried forward is reviewed to determine whether any writedown is necessary. For an area of interest the assessment is based on the undiscounted pre-tax cash flow estimates for that area of interest. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value,which would consider discounted future net cash flows.

================================================================================
                 PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
================================================================================


Interest costs on the borrowings incurred in financing exploration and development assets in the period before they are brought into production (see
Note 3) are capitalized where material and are amortized on the same unit of production basis as the asset to which the interest relates. In periods prior to 1997 the amounts were not considered material.

(e) Other non-current assets

The carrying amounts of non-current assets, other than exploration and evaluation expenditure carried forward (see Notes 1(c) and 1(d)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value. In the event net undiscounted cash flow is less than the carrying value, an impairment loss is recorded based on estimated fair value,which would consider discounted future net cash flows.

(f) Restoration and reclamation

At balance date, the liabilities with regard to restoration and reclamation, including rehabilitation, platform removals, plant closures, waste site closures and monitoring are reviewed. The assessment is based on undiscounted estimates of future costs under current legal requirements and technology. The estimated expense is recognized progressively over the life of each production facility taking into account production output and the amount of economically recoverable reserves. Further information is set out in Note 20.

(g) Expenditure amortized

Accumulated lease costs, exploration, evaluation and development expenditure on an area of interest where commercial operations have commenced is amortized over the estimated life of the field having regard to economically recoverable reserves.

(h) Depreciation

    i)   Oil and gas production facilities and mining facilities

Depreciation is provided on all property, plant and equipment so as to write off the assets progressively over their estimated economic life using a production output basis which takes account of economically recoverable reserves.

    ii)  Other property, plant and equipment

Depreciation is provided on other property, plant and equipment so as to write off the assets progressively over their estimated useful life using the straight line method.

(i) Investments, marketable equity securities held for trading and investment properties

    i)   Affiliated companies

Investments in affiliated companies are valued at cost or at directors' valuation which considers amongst other matters the share of the net assets of the affiliated company and its market value. Dividends are brought to account when they are received. An affiliated company is one in which the Economic Entity exercises significant influence and the investment is long term. Information prepared on an equity accounting basis is set out in Note 25.

    ii) Other companies, including marketable equity securities held for trading

Investments in other companies are carried at directors' valuations which takes into account market values at the time of the valuation and do not exceed the expected recoverable amount of the investments. Dividends are brought to account when they are received. Marketable equity securities held for trading are carried at fair value with resulting changes in fair value being included in the profit and loss account.

    iii) Investment property

The investment property consists of a realisable investment interest in land and buildings held for the purpose of letting to produce rental income. The carrying value of the investment property is assessed at balance date to determine whether the property should be written down. Accordingly, depreciation is not charged on the investment property.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Absorption costing is used whereby fixed and variable production costs are included in determining the cost of inventories.

(k) Joint ventures

The Economic Entity's interest in unincorporated joint ventures is brought to account by including in the respective balance sheet classes the amount of:

- the Economic Entity's interest in each of the individual assets employed in the joint ventures;

-   the liabilities of the Economic Entity in relation to the joint ventures;
    and

- the Economic Entity's interest in the expenses incurred in relation to the joint ventures.

================================================================================
                 PETSEC ENERGY LTD AND ITS CONTROLLED ENTITIES
================================================================================

(l) Revenue recognition and derivatives

Sales are brought to account when product is in the form in which it is to be delivered and an actual physical quantity has been provided or allocated to a purchaser pursuant to a contract.

The Economic Entity uses derivative commodity instruments to manage commodity price risks associated with future crude oil and natural gas production but does not use them for speculative purposes. The Economic Entity's commodity price hedging program utilizes swap contracts and collars. To qualify as a hedge, these contracts must correlate to anticipated future production such that the Economic Entity's exposure to the effects of commodity price changes is reduced. Gains and losses on crude oil and natural gas hedging transactions are brought to account when realized, matching the physical sales to which they relate. At inception, the contract premiums paid on hedging transactions are recorded as prepaid expenses and, upon settlement of the hedged production transaction, are included with the gains and losses on the contracts in oil and gas revenues.

(m)  Employee entitlements

The provision for employee entitlements to wages, salaries and annual leave represents the amount of the present obligation to pay resulting from employees' services provided up to balance date. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. Employer contributions to superannuation funds are charged against income. Further information is set out in Note 20.

(n)  Taxation

The liability method of tax effect accounting has been adopted.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different years for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a deferred income tax provision.

Future income tax benefits are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

(o)  Foreign currency

Foreign currency transactions are translated at the rates of exchange ruling at the date of the transactions. Amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account in the profit and loss account as exchange gains or losses in the financial period in which the exchange rates change.

The balance sheets of the Company and its Australian subsidiaries are translated at the rates of exchange ruling at balance date. The profit and loss accounts are translated at a weighted average rate for the period. Exchange differences arising on translation are taken directly to the foreign currency translation reserve. The income tax effect of exchange differences in respect of US dollar balances held by the Company and certain subsidiaries have been taken to the foreign currency translation reserve on consolidation.

The exchange rates (US dollars for one Australian dollar) used in the preparation of these financial statements are:

================================================================================
                             Twelve months            Six months     Twelve months
                                 ended                   ended          ended
                         30 June        30 June       31 December    31 December
                          1995            1996            1996           1997
================================================================================
Weighted average
exchange rate             0.7341          0.7619          0.7918          0.7325
Exchange rate at
period end                0.7100          0.7839          0.7962          0.6514
                       ---------       ---------       ---------       ---------

(p)  Note issue costs

Costs associated with the note issue have been capitalized and are amortized over the period to maturity.

(q)  Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

(r)  Change of year end

The Company changed its year end from 30 June to 31 December at 31 December 1996. The immediate prior period comparisons are therefore for the six month period.

(s)  Rounding of amounts

The Company is of a kind referred to in Regulation 3.6.05(6) of the Australian Corporations Regulations and amounts in these financial statements have been rounded off to the nearest one thousand dollars in accordance with Section 311 of the Australian Corporations Law and the regulations, unless otherwise indicated.

                                                                                                                        Twelve
                                                                     Twelve months ended         Six months ended    months ended
                                                                  30 June           30 June         31 December       31 December
                                                                    1995             1996              1996              1997
(US dollars, in thousands)
---------------------------------------------------------------------------------------------------------------------------------
2. OTHER REVENUE
Proceeds on sale of investment                               $        4        $       --        $       --        $       --
Proceeds on sale of investment property                              --             7,429                --                --
Proceeds on sale of oil and gas property                          5,686               320                11                --
Proceeds on sale of trading securities                              247                35                --                --
Proceeds on sale of property, plant and equipment                    40             1,052                 6                68
Less book value of assets sold                                   (2,656)           (8,228)               --                --
Interest income                                                     431               568               721             1,496
Rent received                                                     1,131             1,242                93               203
Sundry income                                                       290               654                 9               687
                                                             ==========        ==========        ==========        ==========
Total other revenue before abnormal items                         5,173             3,072               840             2,454

Abnormal revenue items
-    Proceeds on sale of investments                                 --            13,391             9,941                --
-    Proceeds on sale of oil and gas property                     5,726                --                --                --
-    Less book value of assets sold                              (2,543)           (5,226)               (2)               --
                                                             ----------        ----------        ----------        ----------
Total other revenue after abnormals                          $    8,356        $   11,237        $   10,779        $    2,454
                                                             ----------        ----------        ----------        ----------

3. OPERATING EXPENSES

Oil and gas royalties paid or due and payable                $    3,984        $   13,554        $   10,071        $   30,200
Lease operating expenditure                                      12,337            13,900             3,378            11,721
General and administration                                        6,324             8,808             3,471             9,883
Amortization of exploration and development                       6,658            17,945            13,663            55,754
Depreciation of property, plant and equipment                       854             3,980             1,715             7,975
Restoration and reclamation                                          31               494               318             1,606
Exploration expenditure                                             841             1,510             2,831             1,012
Interest paid or due and payable to external parties              1,575             3,704             1,472             6,933
Less: interest capitalised at a rate of 9.5% per annum               --                --                --              (911)
                                                             ----------        ----------        ----------        ----------
Total operating expenses (excluding abnormal items)          $   32,604        $   63,895        $   36,919        $  124,173
                                                             ==========        ==========        ==========        ==========

The twelve months ended 30 June 1995 and 1996 include the consolidated operating expenses of Climax Mining Ltd.

4. ABNORMAL ITEMS

Included in the operating profit before income tax are the following items:

Profit from sale of investments                              $       --        $    8,165        $    9,939        $       --
Income tax effect                                                    --            (4,654)           (3,578)               --
                                                             ----------        ----------        ----------        ----------
                                                                     --             3,511             6,361                --
                                                             ==========        ==========        ==========        ==========

Dry hole costs                                                       --                --                --           (10,453)
Income tax effect                                                    --                --                --             3,763
                                                             ----------        ----------        ----------        ----------
                                                                     --                --                --            (6,690)
                                                             ==========        ==========        ==========        ==========

Decrease in oil and gas reclamation provision                     1,340                --                --                --
Increase in mining rehabilitation provision                        (763)             (824)               --                --
Income tax effect                                                  (258)              296                --                --
                                                             ==========        ==========        ==========        ==========
                                                                    319              (528)               --                --
                                                             ----------        ----------        ----------        ----------
Provision against loan to affiliated company in respect of
      minerals exploration at certain prospects in Ecuador
      (no income tax effect)                                 $       --        $     (842)       $       --        $       --
                                                             ==========        ==========        ==========        ==========

                                                                                                                         Twelve
                                                                        Twelve months ended       Six months ended    months ended
                                                                     30 June           30 June       31 December       31 December
                                                                       1995              1996            1996             1997
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------------------------------
Oil well restoration                                                $   (1,338)       $       --      $       --        $       --
Income tax effect                                                          509                --              --                --
                                                                    ----------        ----------      ----------        ----------
                                                                          (829)               --              --                --
                                                                    ----------        ----------      ----------        ----------
Profit on sale of oil and gas property                                   3,183                --              --                --
Income tax effect                                                       (1,210)               --              --                --
                                                                    ----------        ----------      ----------        ----------
                                                                         1,973                --              --                --
                                                                    ----------        ----------      ----------        ----------
Aggregate abnormal items before income tax                          $    2,422        $    6,499      $    9,939        $  (10,453)
                                                                    ----------        ----------      ----------        ----------

5.  EXTRAORDINARY ITEM

Effect of deconsolidation of Climax Mining Ltd
      (no income tax effect)                                        $       --        $   (5,126)     $       --        $       --
                                                                    ----------        ----------      ----------        ----------

6.  AUDITORS' REMUNERATION

Amounts received or due and receivable for audit services by:

-   auditors of the Company                                         $       95        $      107      $      140        $       78
-   other - (KPMG member firms)                                             25                38              30                38
                                                                    ----------        ----------      ----------        ----------
                                                                           120               145             170               116
Amounts received or due and receivable for other services by:
-   auditors of the Company                                                 38               410              --                88
                                                                    ----------        ----------      ----------        ----------
                                                                    $      158        $      555      $      170        $      204
                                                                    ----------        ----------      ----------        ----------

The amount received during the year ended 30 June 1996 includes audit services in respect of the prospectus required for the Company's public offering in the USA in July 1996

7.  INCOME TAX EXPENSE

(a)Income tax expense

The prima facie income tax expense calculated at 36% (36% at
31 December 1997 and 1996 and 30 June 1996, 33%
    at 30 June 1995) on the operating profit                        $      821        $    6,536      $    7,722        $    8,340
Increase (decrease) in income tax expense due to non-tax
    deductible/assessable items:
-   realization of asset revaluation                                        --             1,698              --                --
-   legal expenses                                                         141               121               9                16
-   provision against loan to overseas entity                               --               303              --                --
-   diminution in value of investment property                             131                --              --                --
-   non-assessable profit on sale of investments                            --              (133)             (8)               31
-   other                                                                  (57)              (37)             --                --
Utilization of exploration deductions not brought to account              (301)             (315)             --                --
Utilization of tax losses previously not brought to account               (294)           (2,504)         (1,373)             (625)
Effect of different rates of tax on overseas income                        538               206             203                --
Effect of change in income tax rate on deferred tax balances                39                --              --                --
Losses not carried forward as future income tax benefit                    305               155              --                --
                                                                    ----------        ----------      ----------        ----------
Income tax expense                                                  $    1,323        $    6,030      $    6,553        $    7,762
                                                                    ----------        ----------      ----------        ----------
The income tax expense is made up of:
-    expense (benefit) resulting from translation of balance
     sheet movements                                                $      (14)       $       32      $       24        $       16
-    current income tax paid                                                --                14             120               133
-    current income tax provision                                          501               180             269              (249)
-    deferred income tax provision                                       4,371            10,385          10,678             8,242
-    future income tax benefit                                          (3,535)           (9,328)         (4,538)             (380)
-    adjustment on deconsolidation of Climax Mining Ltd.                    --             4,747              --                --
                                                                    ----------        ----------      ----------        ----------
                                                                    $    1,323        $    6,030      $    6,553        $    7,762
                                                                    ----------        ----------      ----------        ----------

                                                                                                                       Twelve
                                                                     Twelve months ended         Six months ended   months ended
                                                                   30 June         30 June         31 December      31 December
                                                                     1995             1996             1996             1997
(US dollars, in thousands)
-------------------------------------------------------------------------------------------------------------------------------
7.  INCOME TAX EXPENSE (CONTINUED)

(b) Deferred income tax provision
Deferred income tax provision comprises the
estimated expense at current income tax rates on the following items:
Difference in depreciation and amortization of
      property, plant and equipment and exploration
      expenditure for accounting and income tax purposes          $   10,086       $   20,876       $   31,575       $   39,797
Net unrealised foreign exchange gains transferred to the
      foreign currency translation reserve                                --               --               --            3,258
Prepayments and accrued income                                           455               49               28               48
                                                                  ----------       ----------       ----------       ----------
                                                                  $   10,541       $   20,925       $   31,603       $   43,103
                                                                  ----------       ----------       ----------       ----------

(c)Future income tax benefit
Future income tax benefit comprises the estimated future
benefit at current income tax rates on the following items:
Difference in interest expense, borrowing costs and
      compensation expense for accounting
      and income tax purposes                                     $    1,651       $    3,316       $      242       $    1,051
Provisions and accrued employee entitlements not
      currently deductible                                               787              552              662            1,335
Tax losses carried forward                                             5,972           13,870           21,372           20,270
                                                                  ----------       ----------       ----------       ----------
                                                                  $    8,410       $   17,738       $   22,276       $   22,656
                                                                  ----------       ----------       ----------       ----------

(d)Future income tax benefit not taken to account
The potential future income tax benefit arising from tax
      losses and timing differences was not recognized as
      an asset because recovery was not virtually certain:        $    2,468       $      149       $       --       $       --

These benefits will be utilized only if:
      i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realized, or the benefit can be utilized by another company in the Economic Entity in accordance with Section 80G of the Australian Income Tax Assessment Act 1936;
      ii) the relevant company continues to comply with the conditions for deductibility imposed by the law; and
      iii) no changes in tax legislation adversely affect the relevant company in realizing the benefit.

8.  EARNINGS PER SHARE

Weighted average number of ordinary shares used in the                                   (in thousands)
      calculation of the basic earnings per share
      (excludes the shares owned by Climax Mining Ltd until
      its deconsolidation)                                            75,874           86,297          104,977          107,320

Weighted average number of ordinary shares used in the
      calculation of the diluted earnings per share
      (excludes the shares owned by Climax Mining Ltd until
      its deconsolidation)                                                 *           88,041          108,276          109,990

Operating profit after tax and before extraordinary items                           (US dollars, in thousands)
      attributable to members of the Company (other than the
      shares held by controlled entity, Climax Mining Ltd) as
      used in the calculation of basic earnings per share         $    2,456       $   10,372       $   14,899       $   15,404

Operating profit after tax and before extraordinary items
      attributable to members of the Company (other than the
      shares held by controlled entity, Climax Mining Ltd) as
      used in the calculation of diluted earnings per share                *       $   10,476       $   15,095       $   15,734

*     Not materially different from basic earnings per share.

There were no dividends paid by the Company in the periods covered by these financial statements. If the directors recommend any payment of dividends, such dividends will be payable in Australian dollars.

                                                                         31 December      31 December
                                                                            1996             1997
(US dollars, in thousands)
-----------------------------------------------------------------------------------------------------
9.   RECEIVABLES

Current
      Trade debtors                                                      $   11,855       $   13,978
      Other debtors and prepayments                                             345              547
                                                                         ----------       ----------
        Total current receivables                                            12,200           14,525
                                                                         ----------       ----------
Non-current
      Loans under Employee Share Plan (Notes 18 and 24)                       3,841            2,676
                                                                         ----------       ----------
        Total non-current receivables                                    $    3,841       $    2,676
                                                                         ----------       ----------


10.  INVENTORIES
Crude oil - at cost                                                      $       46       $       43
                                                                         ----------       ----------


11.  INVESTMENTS

Current
Listed entities - at directors' valuation 31 December 1997               $       --       $      195
                                                                         ----------       ----------
Quoted market value of securities: $195,000
Non-current

(a)Investment in affiliated companies (Note 25)

Unlisted - at cost                                                               --               --
Listed entities - at directors' valuation 1989                                6,725            5,502
Quoted market value of securities: $11,439,000 (1996: $36,041,000)

(b)Investment in other companies

Unlisted - at cost                                                               32               --
Listed - at cost                                                                 --               26
Listed - at directors' valuation 1996                                            95               --
                                                                         ----------       ----------
Quoted market value of listed securities: $6,000 (1996: $112,000)
        Total investments - non-current                                  $    6,852       $    5,528
                                                                         ----------       ----------

The listed shares comprise investments in resource companies

(c) Particulars of investments - controlled entities

                                                           ---------------------------------------------------------
                                                           31 December   31 December      Class of       Place of
                                                              1997           1996          share       incorporation
                                                           ---------------------------------------------------------
                                                                %             %
Petsec Investments
      Pty. Limited (1)                                         100           100            ord.         Australia
Petroleum Securities
      Pty. Limited (1)                                         100           100            ord.         Australia
Najedo Pty. Limited (1)                                        100           100            ord.         Australia
Bacobi Pty. Ltd (1)                                            100           100            ord.         Australia
Badino Pty. Ltd (1)                                            100           100            ord.         Australia
Petroleum Securities Share
      Plan Pty. Limited (1)                                    100           100            ord.         Australia
Oilco Limited                                                   99            99            ord.         Australia
Petsec America Pty. Ltd                                        100           100            ord.         Australia
Petsec (USA) Inc. (2)                                          100           100            ord.               USA
Petsec Petroleum Inc. (2)                                      100           100            ord.               USA
Petsec Energy Inc. (2)                                         100           100            ord.               USA
Osglen Pty. Limited                                             80.7          80.7          ord.         Australia
Laurel Bay Petroleum
      Limited (1)                                              100           100            ord.         Australia
Petroleum Securities
      Energy Limited (1)                                       100           100            ord.         Australia
Ginida Pty. Limited (1)                                        100           100            ord.         Australia
Western Medical
      Products Pty. Limited (1)                                100           100            ord.         Australia
102 Miller Street Pty. Limited                                 100           100            ord.         Australia

(1) Entities which have entered into approved deeds of indemnity for the cross guarantee of liabilities with the Company in respect of relief granted from specified accounting and financial reporting requirements in accordance with a Class Order issued by the Australian Securities Commission.

(2) Audited by overseas firm of KPMG.

All companies incorporated overseas carry on business in the respective overseas country. All other companies carry on business within Australia.

                                                      31 December        31 December
                                                          1996              1997
                                                        (US dollars, in thousands)
                                                       ----------------------------
12.  PROPERTY, PLANT AND EQUIPMENT

Investment property - at cost                          $      140        $      115
                                                       ----------        ----------

Furniture and fittings
-  at cost                                                    192               167
-  accumulated depreciation                                   (80)              (65)
                                                       ----------        ----------
-  at net book value                                          112               102
                                                       ----------        ----------
Office machines and equipment
-  at cost                                                  1,120             1,513
-  accumulated depreciation                                  (441)             (627)
                                                       ----------        ----------
-  at net book value                                          679               886
                                                       ----------        ----------
Motor vehicles
-  at cost                                                    106               102
-  accumulated depreciation                                   (67)              (57)
                                                       ----------        ----------
-  at net book value                                   $       39        $       45
                                                       ----------        ----------

                                                   31 December       31 December
                                                      1996              1997
(US dollars, in thousands)
-------------------------------------------------------------------------------
Leasehold improvements
-   at cost                                        $       93        $       99
-   accumulated amortization                              (36)              (42)
                                                   ----------        ----------
-    at net book value                                     57                57
                                                   ----------        ----------
Plant and equipment
-   at cost                                            27,520            51,339
-   accumulated depreciation                           (6,924)          (14,590)
                                                   ----------        ----------
-    at net book value                                 20,596            36,749
                                                   ----------        ----------
Total property, plant and equipment
-   at net book value                              $   21,623        $   37,954
                                                   ----------        ----------

The methods and estimated useful lives of property, plant and equipment are:

                                                     ----------------------------
                                                     Method                 Years
                                                     ----------------------------
Furniture and fittings                               Straight line              7
Office machines and equipment                        Straight line              7
Motor vehicles                                       Straight line              4
Leasehold improvements                               Straight line              5
Plant and equipment                                  Unit of production       n/a

13. Exploration and development expenditure

Exploration leases, permits and titles:
-   at cost                                          $   19,026        $   27,463
-   accumulated amortization                             (3,267)           (5,363)
                                                     ----------        ----------
                                                         15,759            22,100
                                                     ----------        ----------
Exploration expenditure:
-   at cost                                             126,241           230,298
-    accumulated amortization                           (29,963)          (80,438)
                                                     ----------        ----------
                                                         96,278           149,860
                                                     ----------        ----------
Development expenditure:
-   at cost                                              14,482            21,990
-   accumulated amortization                             (5,161)           (8,344)
                                                     ----------        ----------
                                                          9,321            13,646
                                                     ----------        ----------
Total exploration and development expenditure        $  121,358        $  185,606
                                                     ----------        ----------

                                                                     31 December      31 December
                                                                         1996             1997
                                                                      ----------       ----------
(US dollars, in thousands)

14. NOTE ISSUE COSTS

      - at cost                                                       $       --       $    3,171
      - accumulated amortization                                              --             (171)
                                                                      ----------       ----------
        Net note issue costs (see Note 1(p))                          $       --       $    3,000
                                                                      ----------       ----------

15. CREDITORS, ACCRUALS AND BORROWINGS

Current
      Trade creditors                                                 $   18,120       $   15,639
      Sundry creditors and accruals                                        6,473           12,123
                                                                      ----------       ----------
           Total current creditors and accruals                           24,593           27,762
                                                                      ----------       ----------
Non-current
      Bank loans - secured                                                37,000               --
      Notes - unsecured                                                       --           99,630
                                                                      ----------       ----------
      Total non-current borrowings (see Note 17(a))                   $   37,000       $   99,630
                                                                      ----------       ----------

16. PROVISIONS

Current

      Employee entitlements                                           $       45       $      306
      Income tax                                                             271               --
                                                                      ----------       ----------
           Total current provisions                                   $      316       $      306
                                                                      ----------       ----------

17.  FINANCING ARRANGEMENTS AND FINANCIAL INSTRUMENTS DISCLOSURES

(a)  Financing arrangements

The Economic Entity has US dollar debt relating to its US oil and gas operations.

Petsec Energy Inc., a wholly-owned subsidiary, issued during the year $100 million of senior subordinated notes with a semi-annual coupon of 9.5%per annum and a ten year maturity. These notes were issued at a discount with an annual yield to maturity of 9.56% and mature on 15 June 2007. The notes are unsecured and subordinated to senior debt of the subsidiary, including its bank debt. The notes were issued pursuant to an indenture which contains certain restrictive covenants on Petsec Energy Inc. A portion of the proceeds was used to repay the then outstanding balance on the bank credit facility.

Petsec Energy Inc. also has a reserve-based revolving credit facility of $75 million with a syndicate of banks under which the borrowing base at 31 December 1997 was $60 million. At 31 December 1997 there were no borrowings and $10.0 million in letters of credit and guarantees outstanding under the facility. The facility is a two year revolving credit facility followed by a two year term loan with equal quarterly amortization payments and a final maturity of April 2001. The facility is secured by the producing properties and assets of Petsec Energy Inc. The agreement contains certain restrictive financial covenants on Petsec Energy Inc. Petsec Energy Inc. is currently in compliance with the covenants.

A summary of the maturities of long-term debt of the Economic Entity is as follows:

                                                    --------------------------------
                                                      31 December      31 December
                                                         1996             1997
                                                    --------------------------------
Due within:
      First year (current)                            $       --       $       --
      Second year                                          9,250               --
      Third year                                          18,500               --
      Fourth year                                          9,250               --
      Thereafter                                      $       --       $  100,000

(b)  Interest rate risk exposures

Details of interest relating to the senior subordinated notes are shown in Note 17(a).

The interest rate on the borrowings under the revolving credit facility detailed in Note 17(a) is LIBOR plus a margin of 1.25% to 1.50% per annum depending upon the balance drawn. There is also a fee of 0.30% to 0.35% per annum on the unused portion of the borrowing base. The weighted average interest rate for the six months ended 31 December 1996 was 7.24%, with no borrowings outstanding at 31 December 1997.

At 31 December 1997, the weighted average interest rate for cash deposits was 5.80% per annum. The other financial assets and liabilities detailed in the financial statements (receivables, payables and investments) are all non-interest bearing.

(c)  Foreign exchange exposures

Nearly all of the Economic Entity's operations are in the United States and its sales, operating costs and capital expenditure are denominated predominantly in US dollars. It holds substantially all its liquid funds in US dollars and its borrowings are denominated in US dollars. Fluctuations in the Australian dollar / US dollar exchange rate are expected to have only a small effect on the underlying performance of the Economic Entity, as measured in US dollars. The Economic Entity's policy is not to hedge the Australian dollar / US dollar exchange rate risk of its investment in the United States.

(d)  Commodity price exposures

The income of the Economic Entity is affected by changes in natural gas and crude oil prices and various financial transactions have been entered into (swap contracts and collar contracts involving NYMEX commodity prices for natural gas and crude oil) to reduce the effect of these changes. The Economic Entity has proved reserves of these commodities sufficient to cover all these transactions and it only enters into, holds or issues such derivatives to match underlying physical production and reserves.

Swaps

In a swap agreement the Economic Entity receives from the counterparty the difference between the agreed fixed price and the NYMEX settlement price if the latter is lower than the fixed price. If the NYMEX settlement price is higher than the agreed fixed price, the Economic Entity will pay the difference to the counterparty.

At 31 December 1997 the Economic Entity had the following outstanding contracts maturing monthly through May 2000:

(i) swap agreements for the sale of 19.4 million MMbtu of natural gas at an average price of $2.155 per MMbtu; and

(ii) swap agreements for the sale of 1.6 million barrels of oil at an average price of $20.02 per barrel.

At 31 December 1997 the effect to the Company to terminate these contracts would have been a gain of $2.5 million for oil and a cost of $1.6 million for gas, representing the present value of the fair market value of the contracts at that date.

For the year ended 31 December 1997 hedging activities reduced revenues by US$4.4 million, (year ended 30 June 1995: gain of US$0.1 million, year ended 30 June 1996: reduction of US$4.2 million, six months ended 31 December 1996: reduction of US$3.6 million).

Collars

A collar agreement is similar to a swap except that the Economic Entity receives from the counterparty the difference between the floor price and NYMEX settlement price if the settlement price is below the floor. The Economic Entity pays to the counterparty the difference between the ceiling price and the NYMEX settlement price if the settlement price is above the ceiling.

At 31 December 1997, the Economic Entity had 3.48 million MMbtu of gas hedged through December 1998 in costless collars with an average floor price of $2.27 per MMbtu and an average ceiling price of $3.69 per MMbtu. The effect to the Economic Entity to terminate these contracts at 31 December 1997 would have been a gain of $0.4 million.

The termination values for both swap and collar agreements will vary with movements in prices until the contracts mature.

(e)  Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

On-balance sheet financial assets:

The credit risk on financial assets, excluding investments, of the Economic Entity which have been recognised on the balance sheet is the carrying amount, net of any provision for doubtful debts.

Customers which account for 10% or more of sales revenue:

                                                               ------------------------------------------------------------------
                                                                Twelve months ended        Six months ended  Twelve months ended
                                                               30 June        30 June         31 December       31 December
                                                                 1995           1996            1996                1997
                                                               ------------------------------------------------------------------
      Vision Resources, Inc.                                      55%            55%              62%                46%
      Aquila Energy Marketing Corporation                          -             33%               *                  *
      PG & E Energy Trading Corporation                            -              -                -                 16%
      Duke Energy Trading and Marketing, L.L.C.(formerly
      Pan Energy Trading and Market Services, L.L.C.)             34%            10%              24%                22%
      Natural Gas Clearinghouse                                    *              *               10%                12%

(* = less than 10%)

Based upon the current demand for oil and gas, the Company does not believe the loss of any current purchasers would have a material adverse effect on the Company. The Company continually evaluates the financial strength of its customers but does not require collateral to support trade receivables.

Off-balance sheet financial instruments:

The credit risk on off-balance sheet derivative contracts is considered minimal as counterparties are recognised financial intermediaries such as banks or commodity trading houses with acceptable credit ratings determined by a recognised rating agency. Letters of credit of $4,500,000 (1996: $7,850,000) have been issued to support the Economic Entity's commodity hedging program in the event that commodity prices are above the contracted amounts upon settlement.

(f)  Fair values of financial assets and liabilities

The carrying values of cash and cash equivalents, accounts receivable and accounts payable are estimated to approximate fair value because of their short maturity.

The fair values of marketable equity securities and commodity price contracts are set out in Notes 11 and 17(d) respectively. For these financial instruments, fair value estimates are made at a specific point in time based on relevant market quotes on the financial instrument. These quotes do not consider the level of market trading and therefore the amounts actually received should all marketable equity securities be sold may differ from the quoted market prices.

At 31 December 1997 the net fair value of the $100 million senior subordinated notes was $102,625,000 based on quoted market prices of the notes.

                                                           -------------------------------
                                                           31 December        31 December
                                                               1996              1997
                                                              (US dollars, in thousands)
                                                           -------------------------------

18. Share capital

Authorised capital
      250,000,000 shares of 20 Australian cents each       $    38,325       $    38,325
Issued capital
      107,601,041 (1996: 106,631,041) ordinary
      shares of 20 Australian cents each fully paid        $    16,345       $    16,491

At its general meeting on 29 November 1994 the Company approved the establishment of an Employee Share Plan and an Employee Option Plan. The plans are administered by a committee appointed by the Board. The Employee Share Plan (and associated loan scheme) provides for the issue of ordinary shares in the Company at the ruling market price to employees and directors of the Economic Entity. The purchases of the shares are financed by interest free loans from the Company to the employees and directors. The Employee Option Plan provides for the issue of options to buy shares in the Company to employees and directors of the Economic Entity. The exercise prices of the options are the ruling market prices when the options are issued. The total shares and options issued to employees over a five year period is not to exceed 5% of the issued shares in the Company. As at 31 December 1997 the number of further shares or options which could be issued within the 5% limit was 234,052.

During the twelve months ended 31 December 1997 the Company increased the number of ordinary shares on issue by issuing 970,000 shares at an average of A$2.09 per share upon exercise of options.

At 31 December 1997 there were the following unexercised options to purchase the Company's ordinary shares:

---------------------------------------------------------------------------------------------------------------------
Date of grant                      Expiry date                 Number of shares             Exercise price
---------------------------------------------------------------------------------------------------------------------
6 November 1995                    6 November 2000                   82,000                 A$2.95 (employee options)
3 January 1996                     3 January 2001                   110,000                 A$3.40 (employee options)
22 July 1996                       21 July 2001                   1,564,000                 A$4.87 (employee options)
22 July 1996                       20 July 2001                     350,000                 A$7.00
4 September 1996                   3 September 2001                 125,000                 A$5.58 (employee options)
25 October 1996                    24 October 2001                   10,000                 A$5.89 (employee options)
29 November 1996                   28 November 2001                  10,000                 A$5.60 (employee options)
30 June 1997                       30 June 2001                      50,000                 A$5.69 (employee options)
                                                                  ---------
Total unexercised options                                         2,301,000
                                                                  =========

Options become exercisable after various dates and share prices of the Company have been reached.

Option plan:

-----------------------------------------------------------------------------------------------------------------------
                                             Number      Weighted         Weighted          Number          Weighted
                                               of        average          average        exercisable        average
                                          outstanding    exercise        remaining                          exercise
                                            options       price         contractual                          price
                                                                            life                            of those
                                                                          (years)                          exercisable
-----------------------------------------------------------------------------------------------------------------------
As at 30 June 1995                          1,640,000     A$1.69            2.3            400,000            A$0.22
Granted                                       347,000     A$3.09
Forfeited                                      (5,000)    A$2.95
Exercised                                    (100,000)    A$2.20
                                           ----------
As at 30 June 1996                          1,882,000     A$1.75            2.6            640,000            A$0.69
Granted                                     2,172,000     A$5.26
Exercised                                    (720,000)    A$0.89
                                           ----------
As at 31 December 1996                      3,334,000     A$4.22            4.0            470,000            A$2.03
Granted                                        50,000     A$5.69
Forfeited                                    (113,000)    A$4.87
Exercised                                    (970,000)    A$2.09
                                           ----------
As at 31 December 1997                      2,301,000     A$5.12            3.5             82,000            A$2.95
                                           ----------

Employee Share Plan:

-----------------------------------------------------------------------------------------------------------------------
                                      Number             Weighted        Weighted           Number          Weighted
                                        of               average         average            vested          average
                                   outstanding            issue         remaining                            issue
                                  shares subject          price        contractual                           price
                                        to                                 life                             of those
                                  employee loans                         of loan                             vested
                                                                         (years)
-----------------------------------------------------------------------------------------------------------------------
As at 30 June 1995                   2,237,500            A$1.75            4.5                  0               N/A
Issued                                  35,000            A$3.36
Forfeited                              (27,500)           A$1.75
Transferred to employee               (160,000)           A$1.75
                                    ----------
As at 30 June 1996                   2,085,000            A$1.78            3.6           1,200,000           A$1.75
Issued                                 200,000            A$5.60
                                    ----------
As at 31 December 1996               2,285,000            A$2.11            3.2           1,200,000           A$1.75
Transferred to employees              (410,000)           A$1.75
                                    ----------
As at 31 December 1997               1,875,000            A$2.19            2.6           1,665,000           A$1.75
                                    ----------


Weighted average grant-date fair value of:

                                               -----------------------------------------------------------
                                               Twelve months ended  Six months ended  Twelve months ended
                                                     30 June           31 December         31 December
                                                      1996                1996                1997
                                               -----------------------------------------------------------
Options granted at market price                       $0.58               $1.11               $0.91

Options granted above market price                       --               $0.64                  --

Employee shares issued at market price                $0.71               $1.21                  --

                                                                 30 June          30 June         31 December           31 December
(US dollars, in thousands)                                         1995             1996             1996                   1997
                                                                 ---------        ---------        ---------              ---------
19. RESERVES

Share premium                                                    $  13,298        $  27,722        $  97,117              $  98,504
Asset revaluation                                                    4,452            3,003            3,003                  3,003
Capital profits                                                      3,335            5,885            5,885                  5,885
Foreign currency translation                                        (1,647)             497              817                 (4,386)
                                                                 ---------        ---------        ---------              ---------
      Total reserves                                                19,438           37,107          106,822                103,006
                                                                 ---------        ---------        ---------              ---------
Movements during the financial period
Share premium
      Balance at the beginning of the financial period              10,549           13,298           27,722                 97,117
      Premium on share placement net of issue costs                     --           16,220           68,128                     (8)
      Premium on ordinary shares issued on exercise of options           3              147              391                  1,395
      Premium on ordinary shares issued under Employee
          Share Plans                                                3,555              261              876                     --
      Shares bought back under Employee Share Plan                      --              (33)              --                     --
      Movement in outside equity interest                             (809)          (1,288)              --                     --
      Deconsolidation of Climax Mining Ltd                              --             (883)              --                     --
                                                                 ---------        ---------        ---------              ---------
      Balance at the end of the financial period                    13,298           27,722           97,117                 98,504
                                                                 ---------        ---------        ---------              ---------

Foreign currency translation reserve
      Balance at the beginning of the financial period                (927)          (1,647)             497                    817
      Tax effect on unrealised foreign exchange gains                   --               --               --                 (3,258)
      Adjustment on translation of self-sustaining operation          (720)           2,144              320                 (1,945)
                                                                 ---------        ---------        ---------              ---------
      Balance at the end of the financial period                 $  (1,647)       $     497        $     817              $  (4,386)
                                                                 ---------        ---------        ---------              ---------

20.     COMMITMENTS AND CONTINGENT LIABILITIES

(a) Contingent liabilities

As at 31 December 1997, the estimated maximum contingent liability of the Economic Entity in respect of securities issued in compliance with the conditions of various agreements and permits granted to controlled entities pursuant to governmental acts and regulations is $10,191,000 (1996:
$12,492,000).

A subsidiary of the Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of any of these lawsuits cannot be predicted with certainty, directors do not expect these matters to have a material adverse effect on the financial position, results of operations or liquidity of the subsidiary or the Economic Entity.

As at 31 December 1997, the total restoration and reclamation costs including platform removals, and monitoring is estimated to be $7,318,000 (1996:
$3,595,000). This estimated expense is recognised progressively over the life of each production facility.

The production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under US federal, state and local laws and regulations primarily relating to protection of human health and environment. To date, expenditure related to complying with these laws and for remediation of existing environmental contamination has not been significant in relation to the results of operations of the Economic Entity.

In addition, a subsidiary has contingent liabilities in respect of its commodity hedging program (see Note 17).

                                                        ----------------------------
                                                        31 December      31 December
                                                          1996             1997
                                                         (US dollars, in thousands)
                                                        ----------------------------
(b) Lease commitments

Future operating lease rentals on property:
Due not later than 1 year                               $      385       $      318
Due later than 1 year but not later than 2 years               314              315
Due later than 2 years but not later than 3 years              330              191
Due later than 3 years but not later than 4 years              229              130
Due later than 4 years but not later than 5 years              178              130
Due later than 5 years                                         533              260
                                                        ----------       ----------
                                                        $    1,969       $    1,344
                                                        ----------       ----------

(c) Guarantees

The Company has guaranteed the fulfilment by controlled entities of commitments to provide funds for expenditure in respect of exploration, evaluation and development of projects and investments as and when they fall due. Most of these guarantees are in the process of being released.

(d) Exploration and lease rental commitments

At 31 December 1997, a subsidiary of the Company has exploration leases under which it is committed to pay lease rentals. The amounts to be incurred were:


                                                                                             ---------------------------
                                                                                             31 December     31 December
                                                                                                 1996            1997
                                                                                              (US dollars, in thousands)
                                                                                             ---------------------------

Due not later than 1 year                                                                       $   318        $    256
Due later than 1 year but not later than 2 years                                                    273             234
Due later than 2 years but not later than 3 years                                                   223             167
Due later than 3 years but not later than 4 years                                                   146              59
Due later than 4 years but not later than 5 years                                                    38              --
Due later than 5 years                                                                               13              --
                                                                                                -------        --------
                                                                                                $ 1,011        $    716
                                                                                                -------        --------

(e) Class Order

Pursuant to an Australian Securities Commission Class Order, relief was granted to wholly-owned Australian subsidiaries of the Company from the Corporations Law requirements for preparation, audit and publication of accounts. The respective subsidiaries covered by the Class Order are listed in Note 11(c).

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Law. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

At 31 December 1997, the Company and the subsidiaries which are a party to a deed with the Company had aggregate assets of $310,750,000 (December 1996:
$377,329,000) and aggregate liabilities of $18,989,000 (December 1996:
$22,369,000). Their contribution to the consolidated operating profit for the year was a loss of $1,901,000 (six months to December 1996: a loss of $6,600,000).

(f) Superannuation commitments

The Economic Entity contributes to one employer established accumulation superannuation fund and to employees' private superannuation arrangements. Employee contributions are based on various percentages of their gross salaries. The Economic Entity is under no legal obligation to make up any shortfall in the employer established accumulation fund's assets and to meet payments due to employees. No actuarial assessment has been undertaken and an assessment is not required. The assets of the fund are sufficient to meet all benefits payable in the event of its termination, or the voluntary or compulsory termination of employment of each employee of the Economic Entity.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Twelve
                                                                      Twelve months ended         Six months ended   months ended
                                                                    30 June          30 June        31 December      31 December
                                                                      1995             1996             1996             1997
---------------------------------------------------------------------------------------------------------------------------------
21. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a)Directors' remuneration
The numbers of directors of the Company whose income from the Company or any related body corporate falls within the following bands are:

A$ 10,000 - A$ 19,999                                                       --               --                1               --
A$ 20,000 - A$ 29,999                                                       --                2                2                1
A$ 30,000 - A$ 39,999                                                        1                1                1               --
A$ 40,000 - A$ 49,999                                                        1                1               --               --
A$ 50,000 - A$ 59,999                                                        1               --               --                3

Total income received, or due and receivable, by directors of
the Company from the Company or any related body corporate        $    100,746     $    101,794     $     84,337     $    136,791
Total income received, or due and receivable, by directors
of each entity in the Economic Entity from the Company,
any related body corporate or controlled entity                   $    108,087     $    223,409     $    109,044     $    159,459

                                                                                                                         Twelve
                                                                      Twelve months ended         Six months ended   months ended
                                                                    30 June          30 June        31 December      31 December
                                                                      1995             1996             1996             1997
(US dollars, in thousands)
---------------------------------------------------------------------------------------------------------------------------------

21. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

(b)Executives' remuneration

The income of executives who work wholly or mainly outside
Australia is not included in this disclosure
The numbers of executive officers whose income from the Company, controlled entities or related body corporate falls within the following bands are:

A$120,000 - A$129,999                                                       1             --              1             --
A$130,000 - A$139,999                                                       2              1             --             --
A$140,000 - A$149,999                                                       1             --             --             --
A$150,000 - A$159,999                                                       1              2             --             --
A$160,000 - A$169,999                                                       1             --              1             --
A$190,000 - A$199,999                                                      --              2             --             --
A$200,000 - A$209,999                                                      --              1             --             --
A$220,000 - A$229,999                                                       1             --             --             --
A$240,000 - A$249,999                                                      --             --             --              1
A$340,000 - A$349,999                                                      --              1             --             --
A$550,000 - A$559,999                                                      --             --             --              1

Total income received, or due and receivable, from
the Company, controlled entities or related entities by
executive officers of the Economic Entity whose
income exceeds A$100,000                                           $  795,526     $1,063,097     $  226,455     $  587,099

The income of directors and executives disclosed above includes payments for superannuation to comply with the relevant government legislation and is in accordance with Australian Securities Commission Class Order 95/741 dated 27 June 1995.

Prior to 30 June 1996 figures included executives of Climax Mining Ltd which was within the Economic Entity during that period.

                                                                                   ----------------------------
                                                                                   31 December     31 December
(US dollars, in thousands)                                                             1996           1997
                                                                                   ----------------------------
22. INTERESTS IN JOINT VENTURES

Included in the assets and liabilities of the Economic Entity are the following items which represent the Economic Entity's interest in the assets and liabilities employed in joint ventures:

Current assets
      Cash                                                                          $       --     $       --
      Receivables                                                                           --             --
      Inventories                                                                           --             --
                                                                                    ----------     ----------
                                                                                            --             --
                                                                                    ----------     ----------
Non-current assets
      Property, plant and equipment                                                         --             --
      Exploration and development expenditure                                              144            150
                                                                                    ----------     ----------
                                                                                           144            150
                                                                                    ----------     ----------
      Total assets                                                                         144            150
                                                                                    ----------     ----------
Current liabilities
      Creditors and borrowings                                                              --             --
                                                                                    ----------     ----------
        Net assets                                                                         144            150
                                                                                    ----------     ----------
The contribution of the Economic Entity's joint venture interests
      to the operating profit                                                               63             80
                                                                                    ----------     ----------
Value of joint venture output                                                       $       88     $      199
                                                                                    ----------     ----------

Refer Note 20 for details of commitments and contingent liabilities.

                                                                                                                          Twelve
                                                                           Twelve months ended       Six months ended  months ended
                                                                         30 June         30 June        31 December     31 December
                                                                           1995            1996            1996            1997
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------------------------------

23. SEGMENT REPORTING

In the year ended 31 December 1997 the Economic Entity operated predominantly within the USA and Australia in the resource industry. In producing the data below, the Company has made certain allocations of expenses, including foreign currency translation gains and losses depreciation and amortization, and general and administrative overhead expenses

Geographic segments

Segment revenue:
      Sales - USA (before deducting royalties)                          $   20,531      $   64,141      $   47,592      $  155,338
      Sales - Australia (before deducting royalties)                         7,837           9,358              --              --
      Other revenue - USA                                                    6,691             371             247           1,066
      Other revenue - Australia                                                796           9,847          10,532           1,388
                                                                        ----------      ----------      ----------      ----------
        Total revenue (including abnormal revenue items)                    35,855          83,717          58,371         157,792
                                                                        ----------      ----------      ----------      ----------
Profit before interest and tax:
      USA                                                                    8,607          18,716          13,458          30,208
      Australia                                                             (4,941)          2,576           8,745          (2,516)
      Other                                                                    (32)             --              --              --
                                                                        ----------      ----------      ----------      ----------
        Profit before interest and tax                                       3,634          21,292          22,203          27,692
      Interest expense, net of interest income                              (1,144)         (3,136)           (751)         (4,526)
                                                                        ----------      ----------      ----------      ----------
        Profit before tax                                                    2,490          18,156          21,452          23,166
      Income tax                                                            (1,323)         (6,030)         (6,553)         (7,762)
                                                                        ----------      ----------      ----------      ----------
        Operating profit after tax                                           1,167          12,126          14,899          15,404
                                                                        ----------      ----------      ----------      ----------
Assets at period end:
      USA                                                                   64,043         134,597         177,390         270,425
      Australia                                                             22,973          15,993           7,106           6,164
      Philippines                                                           11,503              --              --              --
      Other                                                                  2,113              --              --              --
      Corporate (Australia)                                                  2,582           2,625          16,228          14,765
                                                                        ----------      ----------      ----------      ----------
        Total assets                                                    $  103,214      $  153,215      $  200,724      $  291,354
                                                                        ----------      ----------      ----------      ----------
Corporate assets comprise primarily cash and cash equivalents, certain accounts receivable and office furniture and fittings

Industry segments

Segment revenue:
      Oil and gas sales (before deducting royalties)                    $   21,015      $   64,614      $   47,592      $  155,338
      Gold sales (before deducting royalties)                                6,484           7,866              --              --
      Property investment rentals and sale                                     869           1,374              --              --
      Sale of investments and marketable equity securities                     133           8,140           9,939              --
      Other mining revenue                                                      --             282              --              --
      Other oil and gas revenue                                              6,749             231             110              --
      Other                                                                    605           1,210             730           2,454
                                                                        ----------      ----------      ----------      ----------
        Total revenue (including abnormal revenue items)                    35,855          83,717          58,371         157,792
                                                                        ----------      ----------      ----------      ----------
Profit (loss) before interest and tax:
      Oil and gas                                                            7,960          18,207          13,458          30,208
      Gold                                                                  (2,047)           (706)             --              --
      Property investment                                                      454             832              --              --
      Investment income                                                         38           3,718              --              --
      Other                                                                 (2,771)           (759)          8,745          (2,516)
                                                                        ----------      ----------      ----------      ----------
        Profit before interest and tax                                       3,634          21,292          22,203          27,692
      Interest expense, net of interest income                              (1,144)         (3,136)           (751)         (4,526)
                                                                        ----------      ----------      ----------      ----------
        Profit before tax                                                    2,490          18,156          21,452          23,166
      Income tax                                                            (1,323)         (6,030)         (6,553)         (7,762)
                                                                        ----------      ----------      ----------      ----------
        Operating profit after tax                                      $    1,167      $   12,126      $   14,899      $   15,404
                                                                        ----------      ----------      ----------      ----------

                                                                    Twelve months ended      Six months ended  Twelve months ended
                                                                   30 June        30 June       31 December       31 December
                                                                    1995            1996            1996             1997
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------------------------
23.SEGMENT REPORTING (CONTINUED)

Assets at period end:
      Oil and gas                                                $    67,238     $   143,745     $   177,506     $   270,752
      Mining                                                          21,494              --              --              --
      Property investment                                              6,515             138             138             115
      Investment in affiliated and other companies                     5,015           6,707           6,852           5,722
      Corporate (Australia)                                            2,582           2,625          16,228          14,765
      Other                                                              370              --              --              --
                                                                 -----------     -----------     -----------     -----------
        Total assets                                                 103,214         153,215         200,724         291,354
                                                                 -----------     -----------     -----------     -----------

Depletion, depreciation and amortization (including deferred stripping) charged during the period:
      Oil and gas                                                      5,515          21,696          15,357          63,691
      Mining                                                           2,836             546              --              --
      Property investment                                                 14              12              --              --
      Other                                                              104              89              21              38
                                                                 -----------     -----------     -----------     -----------
        Total depletion, depreciation and amortization                 8,469          22,343          15,378          63,729
                                                                 -----------     -----------     -----------     -----------
Capital expenditure incurred during the period:
      Oil and gas                                                     32,935          63,875          48,472         154,762
      Mining                                                           5,321          14,298              --              --
      Other                                                              310              25              33              40
                                                                 -----------     -----------     -----------     -----------
        Total capital expenditure                                $    38,566     $    78,198     $    48,505     $   154,802
                                                                 -----------     -----------     -----------     -----------

24. RELATED PARTY DISCLOSURES

(a) Directors

The names of persons who were directors of the Company during the year ended 31 December 1997 are Messrs A.J. Fletcher, T.N. Fern, D.A. Mortimer and R.B. Corlett.

Details of the directors' remuneration are set out in Note 21.

Other than as disclosed below in this note, there were no material contracts involving directors during the year.

Other than as disclosed below in this note, no loans were made to directors during the current year or the previous periods and no such loans are subsisting.

At 31 December 1997 the aggregate amount of loans outstanding to directors was $2,576,000 (December 1996: $3,720,000). These loans were five year interest free loans made under the Company's Employee Share Plan to finance the purchase of the Company's shares. The outstanding loans were to four directors of the Company (A.J. Fletcher,T.N. Fern, D.A. Mortimer and R.B. Corlett) and to an employee who is a director of subsidiaries (R. A. Cumming). During the year D.G. Battersby, a director of subsidiaries, repaid loans of $456,000.

During the year the Company made payments to a company associated with Mr Fern which provided management services to the Economic Entity. The dealings were in the ordinary course of business and were on normal terms and conditions. During the year the company associated with Mr Fern was paid or was payable $290,000 (six months to 31 December 1996: $133,000) by the Company.

During the year the Company made payments to a company associated with Mr Fletcher which provided management consulting services to the Economic Entity. The dealings were in the ordinary course of business and were on normal terms and conditions. During the year the company associated with Mr Fletcher was paid or was payable $18,000 (six months to 31 December 1996: nil).

At 31 December 1997 the aggregate number of ordinary shares in the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities was 29,374,123 (1996: 29,365,123).

(b) Controlled entities

Details of interests in controlled entities are set out in Note 11. Details of dealings of the Company with controlled entities are set out below:

    i) Wholly-owned controlled entities

Inter-company loans are interest free with no set repayment terms.

The aggregate amounts receivable from/and payable to wholly-owned controlled entities by the Company at balance date were:

                                                                           ---------------------------
                                                                           31 December     31 December
                                                                              1996            1997
                                                                            (US dollars, in thousands)
                                                                           ---------------------------
Receivables
      Non-current                                                          $    48,139     $    39,567
Payable
      Non-current                                                          $    11,091     $     9,126

At 31 December 1997, the Company had provided against various loans to wholly-owned Australian controlled entities.

    ii)  Related entities

Climax Mining Ltd was charged an amount of $475,000 by the Company for the provision of management, financial and office services for the twelve months to 31 December 1997 (six months to 31 December 1996: $257,000).

All related party transactions were on commercial terms and conditions.

                                                                                               Twelve
                                                                          Six months ended  months ended
                                                                            31 December     31 December
                                                                              1996             1997
(US dollars, in thousands)
                                                                           ----------------------------
25. INVESTMENTS IN AFFILIATED COMPANIES

(a) EQUITY INFORMATION

Share of affiliated company's operating (loss)
      and extraordinary items after income tax                             $      (190)     $    (2,097)
Share of affiliated company's retained earnings (accumulated loss) not
      brought to account in the consolidated accounts                            1,040           (5,511)
Share of affiliated company's reserves
      not brought to account in consolidated accounts                            9,096            9,253
Share of affiliated company's share issue not participated in                       --               57
Profit on transaction with affiliate                                            (6,361)              --
Carrying value of investment - at directors' valuation 1989                      6,725            5,502
Asset revaluation reserve                                                       (3,119)          (2,552)
Discount on acquisition                                                          2,232            2,232
                                                                           -----------      -----------
Equity accounted amount of investment                                      $     9,423      $     6,884
                                                                           -----------      -----------


(b)  Particulars of investments - affiliated companies


---------------------------------------------------------------------------------------------------------------------------
NAME                        PRINCIPAL             PLACE OF               INTEREST                    CARRYING VALUE
                            ACTIVITIES         INCORPORATION     31 December   31 December    31 December      31 December
                                                AND CLASS OF         1996          1997          1996            1997
                                                   SHARE              %              %           $'000          $'000
---------------------------------------------------------------------------------------------------------------------------
Climax Mining Ltd           Holding company    Australia, ord.      44.39          43.92         6,725          5,502
                            and minerals
                            exploration



                                                                 ----------------------------------------------------------
                                                                   30 June        30 June       31 December     31 December
(US dollars, in thousands)                                           1995           1996            1996            1997
                                                                 ----------------------------------------------------------

26. Outside equity interests

Climax Mining Ltd

- Issued capital                                                 $    6,914      $       --      $       --      $       --
- Reserves                                                            8,999              --              --              --
                                                                 ----------      ----------      ----------      ----------
                                                                     15,913              --              --              --
                                                                 ----------      ----------      ----------      ----------
Interest in retained earnings (accumulated losses) at the
      beginning of the financial year                                 1,186            (103)             (6)             --
Interest in consolidated profit (loss) (1996: for the period
      to 23 April 1996)                                              (1,289)          1,754              --              --
Adjustment on deconsolidation of Climax Mining Ltd                       --          (1,750)             --              --
Foreign exchange translation                                            669              93              --              --
Adjustment to outside equity interests                                   --              --               6              --
                                                                 ----------      ----------      ----------      ----------
                                                                        566              (6)             --              --
                                                                 ----------      ----------      ----------      ----------
      Total outside equity interests                             $   16,479      $       (6)     $       --      $       --
                                                                 ----------      ----------      ----------      ----------

                                                                                                                         Twelve
                                                                          Twelve months ended       Six months ended  months ended
                                                                        30 June         30 June       31 December      31 December
(US dollars, in thousands)                                                1995            1996            1996            1997
---------------------------------------------------------------------------------------------------------------------------------

27. NOTES TO THE STATEMENTS OF CASH FLOWS

(a) Reconciliation of cash
For the purposes of the statements of cash flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the balance sheets as follows:

Cash at financial period end                                           $    1,339      $    3,541      $   12,528      $   19,171
                                                                       ----------      ----------      ----------      ----------
(b) Reconciliation of operating profit after income tax to
net cash provided by operating activities:

Operating profit after income tax                                      $    1,167      $   12,126      $   14,899      $   15,404
Add (less) items classified as investing or financing activities
(Profit) loss from sale of:
- investments                                                                  --          (8,520)         (9,939)             --
- marketable equity securities held for trading                              (133)             25              --              --
- property, plant and equipment                                                --            (278)             (6)            (11)
- investment in oil and gas property                                       (3,183)             --              --              --
Dividends received                                                             (2)             --              --              --
Property rentals received                                                    (869)         (1,019)             --              --
Add (less) non-cash items:
Amortization of:
- exploration and development expenditures                                  6,658          17,945          13,663          55,754
- borrowing costs and discount on notes                                        --              --              --             190
- deferred stripping                                                          957             418              --              --
Depreciation of property, plant and equipment                                 854           3,980           1,715           7,975
Write off (write back) of :
- exploration expenditures                                                    841           1,510           2,831          10,454
- marketable equity securities held for trading                                95             (20)            (10)           (132)
- bad debts                                                                     1              --              --              --
- investment property                                                         396            (318)             --              --
Provision against exploration expenditures                                     66              --              --              --
Provisions:
- employee entitlements                                                        90            (102)              4             303
- restoration and reclamation                                                 794           1,318             318           1,606
- exploration loan to affiliated company                                       --             842              --              --
                                                                       ----------      ----------      ----------      ----------
Net cash provided by operating activities
  before changes in assets and liabilities                                  7,732          27,907          23,475          91,543

(Increase) decrease in inventories                                         (3,062)          5,087              (4)              2
(Increase) decrease in trade, other debtors and prepayments                  (978)         (5,482)         (2,946)         (2,327)
(Increase) decrease in future income tax benefit                           (3,745)         (9,931)         (4,475)            256
(Decrease) increase in trade creditors and accruals                           425           2,043           1,139              60
(Decrease) increase in other provisions                                    (1,276)           (837)             --              --
(Decrease) increase in income tax payable                                     502           4,366              82            (249)
(Decrease) increase in deferred tax payable                                 4,633          11,103          10,643           7,303
                                                                       ----------      ----------      ----------      ----------
      Net cash provided by operating activities                        $    4,231      $   34,256      $   27,914      $   96,588
                                                                       ----------      ----------      ----------      ----------

28. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PRINCIPAL DIFFERENCES BETWEEN AUS GAAP AND US GAAP

Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). In Australia financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board and codified in the Australian Corporations Law ("AUS GAAP"). The principal differences between AUS GAAP and US GAAP which are material to the preparation of the consolidated financial statements of the Company are set out below in this note.

The differences between AUS GAAP and US GAAP related to foreign currency transaction gains and losses only affect the accounts of Climax Mining Ltd. The effect of such differences are included in the US GAAP reconciliation tables included in Note 30(a) under the caption "Climax Mining Ltd" Note 30(b) contains condensed consolidated financial data of Climax Mining Ltd on a US GAAP basis.

EXPLORATION AND DEVELOPMENT EXPENDITURE

Under AUS GAAP all exploration and development expenditure is capitalized to the extent that it is expected to be recouped through successful exploitation of an area or sale, or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, and significant activities are continuing.

US GAAP oil and gas operations

For US GAAP reporting the Company has adopted the successful efforts method to account for its oil and gas exploration, evaluation and development expenditure.

The main difference from AUS GAAP is that under US GAAP all general, geological and geophysical costs are expensed as incurred. In both US GAAP and AUS GAAP drilling costs of successful wells are capitalized and drilling costs relating to unsuccessful exploration wells are written off.

Oil and gas properties are periodically assessed for impairment and are written down at such time an impairment is determined.

US GAAP MINING OPERATIONS

Under US GAAP exploration expenditures in the search for mineralized deposits is expensed as incurred. Once it is determined that mineral reserves exist and are commercially recoverable, expenditure is capitalized as development expenditure.

CONSOLIDATED ENTITIES

Under AUS GAAP the Company was required to consolidate Climax Mining Ltd ("Climax") until it ceased to be a "controlled entity" on 23 April 1996. AUS GAAP requires an entity to be consolidated when certain tests relating to the substance and the form of control indicate the existence of control by one entity over another. Under US GAAP the ownership by one enterprise (directly or indirectly) of over 50% of the outstanding voting shares of another enterprise is generally the condition requiring consolidation. As the Company owned between 44.4% and 49.9% of Climax's outstanding voting shares during the relevant periods, for US GAAP purposes the investment is an affiliate; thus, the results of operations, financial condition and cash flows of Climax are recorded under the equity method of accounting. Until June 1996 the Company also had a 50% beneficial interest in two unit property trusts, which were consolidated under AUS GAAP but equity accounted under US GAAP.

INVESTMENTS IN AFFILIATES

Under AUS GAAP investments in affiliates are initially recorded at cost. Investments in affiliates may be revalued. Income from investments in affiliates is recognized only to the extent of dividends received or receivable from post-acquisition profits of the investee.

Under US GAAP investments in affiliates are accounted for under the equity method of accounting. The equity method of accounting requires the investor to recognize its proportionate share of the affiliate's net profit or loss for the period. Dividends received or receivable are accounted for as reductions in the carrying value of the investor's investment.

MARKETABLE EQUITY SECURITIES

Under AUS GAAP marketable equity securities held for trading purposes are stated at the lower of aggregate cost and net realizable value. Marketable equity securities held for investment are stated at cost or at a directors' valuation.

Under US GAAP Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities" requires investments to be classified into one of three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; debt and marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings; and debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

ASSET REVALUATION

Under AUS GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by an increase in the asset revaluation reserve as a component of shareholders' equity and is not taken through the profit and loss account except where a previous revaluation decrement has been recorded for that class of assets through the profit and loss account. An impairment or downwards revaluation is taken through the profit and loss account except where there is a revaluation reserve for that particular class of assets, in which case the decrement decreases the asset revaluation reserve, to the extent it exists, rather than the profit and loss account.

US GAAP does not permit the upward revaluation of assets. US GAAP requires that a permanent diminution of value be recorded in the profit and loss account when an asset is impaired. Once impairment is recorded, subsequent recoveries through the profit and loss account are not allowed except when the asset is sold.

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES

Under AUS GAAP certain foreign exchange translation gains and losses are capitalized to exploration expenditure while projects are in the exploration phase. Under US GAAP all foreign exchange transaction gains or losses are recognized as a current gain or loss in the statement of operations.

TAXATION

Accounting under AUS GAAP is under the liability method and is equivalent in most major respects to United States Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires tax assets and liabilities to be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109 the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

For AUS GAAP deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. Under US GAAP a valuation allowance is provided on deferred tax assets to the extent it is not "more likely than not that" such deferred tax assets will be realized. For AUS GAAP the effect of a change in tax rate is recorded in the period the government approves the budget which in fiscal 1995 preceded the enactment date which occurred in fiscal 1996. Accordingly, the effect of the increase in the Australian tax rate from 33% to 36% is recognized for AUS GAAP purposes in fiscal 1995 and for US GAAP purposes in fiscal 1996.

EMPLOYEE COMPENSATION

Under AUS GAAP employee options issued under the Employee Option Plan do not result in compensation expense. The options are issued at the current market price on the grant date. The options have a vesting period of at least six months and may require the market price of the Company's shares to have appreciated to a certain level ("hurdle price") before the options become exercisable.

Similarly, under AUS GAAP the employee shares issued under the Employee Share Plan do not result in compensation expense. Under the Employee Share Plan shares are issued at the current market price on the issue date. The shares are funded by interest free loans, generally for five years. The shares cannot be sold for a minimum restricted period of at least six months and may require the market price of the Company's shares to have appreciated to a certain level before the shares become unrestricted.

Under US GAAP employee shares, options issued under the Employee Share and Option Plan and options issued to consultants result in compensation expense. Effective for all options and shares granted after 1 July 1996 under the employee plans, the Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", for financial statement reporting. SFAS 123 specifies that the stock compensation will be accounted for based on the fair value method rather than the intrinsic value method discussed below in APB Opinion No. 25. The fair values of the shares and options are calculated by taking into account the exercise price, expected life, current price of underlying stock, expected volatility of the underlying stock, expected dividend yield and the risk free interest rate. The expected life, volatility, dividend yield and risk free interest rates used in determining the fair value of options granted in the year ended 31 December 1997 were respectively, 1.5 to 2.5 years (weighted average 2.1 years); 30%; nil: and 5.8% to 6.5% per annum (weighted average 6.1% per annum). For the six month period ended 31 December 1996 the expected life, volatility, dividend yield and risk free interest rate were respectively, 2.1 to 3.5 years (weighted average
3.0 years); 30%; nil; and 7.1% to 8.4% per annum (weighted average 8% per annum). The fair value was determined using the Black-Scholes valuation methodology.

All shares and options granted before 30 June 1996 will continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees" which treats the shares and options granted which do not vest until the Company's shares have appreciated to a specified level as a variable plan. The measurement date under US GAAP to measure total compensation cost is the first date upon which both the number of shares that an individual employee is entitled to receive and the exercise price are known. The amount of the compensation cost to be recorded over the service period is the difference between the quoted market price of the shares as at the measurement date and the amount to be paid by the employee. In the calculation of this cost in respect of shares issued under the Employee Share Plan the amount to be paid by the employee is adjusted for the effect of discounting the interest free loans to their estimated present value. Compensation cost is recorded in the periods when the hurdle rate is met based on the quoted market price of the Company's shares.

Under AUS GAAP deferred compensation is brought to account when there is an obligation to pay. Under US GAAP deferred compensation is accrued over the period of service to which it relates based on an estimate of the final costs.

PRESENTATION OF EQUITY

Outside equity interests (minority interests) are included as part of the total shareholders' equity under AUS GAAP. US GAAP requires that these outside equity interests be excluded from the determination of total shareholders' equity. Under AUS GAAP the loans provided under the Employee Share Plan (see Note 18) are recorded as non-current receivables on the consolidated balance sheets. Under US GAAP such receivables are recorded as a reduction from shareholders' equity.

ABNORMAL ITEMS

Under AUS GAAP items of revenue and expense which are considered abnormal by reason of their size and effect on the results for the year are classified separately as abnormal items in the profit and loss account of operations. While these types of items may be separately identified for purposes of US GAAP, they would normally be shown as part of continuing operations and are not presented separately in the statement of operations.

EXTRAORDINARY ITEM

Under AUS GAAP items of revenue and expense which are attributable to transactions or events outside the normal operations of a company and are not of a recurring nature are classified as extraordinary items in the statement of operations. In the year ended 30 June 1996 the Company recorded an extraordinary item relating to the AUS GAAP accounting treatment of the deconsolidation of Climax Mining Ltd, which ceased to be a controlled entity during the year. This item does not occur in the US GAAP financial statements as under US GAAP the Company accounts for Climax Mining Ltd under the equity method of accounting. The item is included as a reconciling item between the AUS GAAP and US GAAP statements of operations.

ADJUSTMENTS TO RESTORATION AND RECLAMATION PROVISIONS

Under both AUS GAAP and US GAAP restoration and reclamation provisions are accrued on a unit of production basis. Under AUS GAAP, when a revised assessment of the final reclamation costs results in the accrual previously provided being in excess of the amount required, the provision may be reduced in the current year to a cumulative amount based on the revised estimate and consequently a cumulative reduction may be recognized in the statement of operations. Subsequent charges for reclamation provisions are calculated from the reduced provision on the balance sheet. Under US GAAP changes in estimated reclamation provisions are accounted for on a prospective basis and only affect future provisions made on the unit of production basis.

OTHER

Under AUS GAAP the Company does not record depreciation expense on buildings held as investment properties. US GAAP requires depreciation expense to be recorded while the investment properties are generating rent revenue and are not held for sale.

DISCLOSURE OF REVENUES

Under AUS GAAP oil and gas sales are reported gross (ie. before deducting government and over riding royalties) with royalties being reported as an expense. Under US GAAP oil and gas sales are shown net of royalties, with no expense relating to royalties.

NET EARNINGS PER ORDINARY SHARE

The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" on a retroactive basis in 1997. Under both AUS GAAP and US GAAP, basic earnings per ordinary share has been computed by dividing AUS GAAP net earnings before extraordinary items and USGAAP net earnings after extraordinary items, respectively by the weighted average number of ordinary shares outstanding during the respective year.

Under AUS GAAP, diluted earnings per share has been computed by dividing net earnings before extraordinary items under AUS GAAP (adjusted for interest income after tax on the assumed funds generated by the exercise of options) by the weighted average number of ordinary shares on issue assuming all options had been exercised. Under US GAAP, diluted earnings per share has been computed by dividing net earnings after extraordinary items under US GAAP by the weighted average number of ordinary and ordinary equivalent shares outstanding during the respective year. Ordinary share equivalents include potentially dilutive share options. In measuring the dilutive effect of such options, the "treasury stock" method is utilized. Under this method the assumed proceeds received or receivable associated with the share issuance are assumed to have been used to repurchase outstanding shares using the average market price of the period.

                                                                                                                    Twelve
                                                                    Twelve months ended        Six months ended   months ended
                                                                 30 June         30 June         31 December      31 December
(US dollars, in thousands)                                         1995            1996             1996              1997
-----------------------------------------------------------------------------------------------------------------------------

29. FINANCIAL STATEMENTS UNDER US GAAP

The financial statements of the Company under US GAAP after adjusting for the items presented in the succeeding reconciliation, are as follows:

STATEMENTS OF OPERATIONS

Oil and gas sales (net of royalties)                           $    17,031      $    51,150      $    37,521      $   125,139
                                                               -----------      -----------      -----------      -----------
Operating expenses
      Lease operating expenses                                       3,808            6,892            3,279           11,527
      Depletion, depreciation and amortization                       5,661           21,098           15,368           63,903
      Exploration expenditure                                        2,697            3,320            5,249           17,782
      General, administrative and other expenses                     4,543            7,001            3,339            9,001
      Stock compensation expense                                       102            1,749              677            1,461
                                                               -----------      -----------      -----------      -----------
      Total operating expenses                                      16,811           40,060           27,912          103,674
                                                               -----------      -----------      -----------      -----------
      Income from operations                                           220           11,090            9,609           21,465

Other income                                                            52              223               --              132
Profit on sale of assets                                             4,296              257            7,208               31
Interest expense                                                    (1,725)          (3,687)          (1,472)          (6,022)
Interest income                                                        210              485              822            1,685
Equity in income (loss) of affiliates                               (3,864)             282           (1,326)          (1,595)
                                                               -----------      -----------      -----------      -----------
      Income (loss) before tax                                        (811)           8,650           14,841           15,696
Income tax benefit (expense)                                           465             (895)          (3,888)          (5,416)
                                                               -----------      -----------      -----------      -----------
      Net income (loss)                                        $      (346)     $     7,755      $    10,953      $    10,280
                                                               -----------      -----------      -----------      -----------
Earnings per share:

Basic and diluted earnings per ordinary share                  $     (0.01)     $      0.09      $      0.10      $      0.10

Basic and diluted earnings per American Depositary Receipt
      (based on the ratio of five ordinary shares to one
      American Depositary Receipt)                             $     (0.02)     $      0.45      $      0.52      $      0.48

 The Company issued its first American Depositary Receipts in July 1996 and the net income per ADR is for comparative purposes only.

                                                                                       Twelve
                                                                 Six months ended   months ended
                                                                    31 December      31 December
(US dollars, in thousands)                                              1996             1997
------------------------------------------------------------------------------------------------

29. FINANCIAL STATEMENTS UNDER US GAAP (CONTINUED)

BALANCE SHEETS

Current assets
      Cash and cash equivalents                                     $    12,528      $    19,171
      Accounts receivable                                                11,855           13,978
      Deferred income taxes                                                  76            1,446
      Other                                                                 382              786
                                                                    -----------      -----------
        Total current assets                                             24,841           35,381
                                                                    -----------      -----------
Non-current assets
      Proved oil and gas properties                                     131,933          227,049
      Unproved oil and gas properties                                     7,276           20,759
      Production facilities                                              38,049           66,956
      Other                                                               1,040            1,527
      Less accumulated depletion, depreciation and amortization         (44,664)        (106,977)
                                                                    -----------      -----------
        Net oil and gas properties                                      133,634          209,314
                                                                    -----------      -----------
      Investment in Climax Mining Ltd group                               2,178               --
      Other investments                                                     127                6
      Other assets                                                          303            3,261
                                                                    -----------      -----------
        Total assets                                                    161,083          247,962
                                                                    -----------      -----------
Current liabilities
      Accounts payable and accrued liabilities                           25,339           27,969
                                                                    -----------      -----------
        Total current liabilities                                        25,339           27,969
                                                                    -----------      -----------
Long-term liabilities
      Long-term debt less current maturities                             37,000           99,630
      Deferred income taxes                                               5,559           15,612
      Other accrued liabilities                                           1,784            3,596
                                                                    -----------      -----------
        Total long-term liabilities                                      44,343          118,838
                                                                    -----------      -----------
Shareholders' equity
      Share capital                                                      16,344           16,491
      Additional paid-in capital                                        102,421          105,269
      Subscriptions receivable                                           (2,740)          (2,406)
      Unrealized gain (loss) on marketable securities                       444              (13)
      Foreign currency translation reserve                                  (57)          (3,455)
      Retained deficit                                                  (25,011)         (14,731)
                                                                    -----------      -----------
        Total shareholders' equity                                       91,401          101,155
                                                                    -----------      -----------
        Total liabilities and shareholders' equity                  $   161,083      $   247,962
                                                                    -----------      -----------

Retained deficit at 31 December 1996 and 1997 includes a debit amount of $39,339 which relates to the buy-back of shares in the Company.


                                                                                                                        Twelve
                                                                         Twelve months ended     Six months ended   months ended
                                                                      30 June         30 June       31 December     31 December
(US dollars, in thousands)                                              1995            1996            1996            1997
-------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
Cash flows from operating activities
Net income (loss)                                                    $     (346)     $    7,755      $   10,953      $   10,280
Adjustments to reconcile net income (loss) to cash provided by operating activities:
- (earnings) loss in affiliates                                           3,864            (282)          1,326           1,595
- distributions received from affiliates                                    429             432              --              --
- write down of investment                                                  173               9             (10)             --
- depletion, depreciation and amortization                                5,661          21,098          15,368          63,903
- dry holes and abandonments                                                360           1,145              --          10,454
- loss (gain) on sale of assets                                          (4,296)           (257)         (7,208)            (31)
- taxation payable                                                          446             194             118              (9)
- deferred tax                                                             (911)            701           3,770           5,425
- translation (gains) losses                                                (69)            101            (381)             --
- employee stock compensation                                               102           1,749             677           1,461
- interest income on subscriptions receivable                              (102)           (196)           (103)           (190)
- amortization of borrowing costs and discount on notes                      --              --              --             190
Changes in operating assets and liabilities:
- accounts receivable                                                       106          (4,921)         (4,382)         (2,124)
- other current assets                                                     (530)           (947)          1,436            (404)
- accounts payable and accrued liabilities                                5,486          11,754           4,640           2,625
- other accrued liabilities                                                (801)            266             250             261
                                                                     ----------      ----------      ----------      ----------
    Net cash provided by operating activities                             9,572          38,601          26,454          93,436
                                                                     ----------      ----------      ----------      ----------
Investing activities
  Additions to oil and gas properties                                   (28,952)        (75,467)        (48,419)       (148,480)
  Additions to other assets                                                 (10)             --             (32)             --
  Proceeds of asset disposals                                             5,500             244              20              60
  Proceeds of investment sales                                               --           3,651          13,703              --
  Investment in affiliates                                               (1,097)         (1,488)             --              --
  Restricted deposit                                                         --          (1,501)          1,501              --
  Repayment from affiliate                                                   --           1,333              --              --
                                                                     ----------      ----------      ----------      ----------
     Net cash used in investing activities                              (24,559)        (73,228)        (33,227)       (148,420)
                                                                     ----------      ----------      ----------      ----------
Financing activities
  Proceeds from note issue - unsecured                                       --              --              --          96,446
  Proceeds from borrowings - secured loans                               20,685          28,650           7,000          21,000
  Repayments of borrowings - secured loans                               (5,429)         (8,770)        (22,000)        (58,000)
  Issuance of ordinary shares                                                35          17,635          71,944           1,542
  Buy-back of ordinary shares                                                --              --         (41,184)             --
  Repayment of Employee Share Plan loan                                      --             219              --             524
                                                                     ----------      ----------      ----------      ----------
     Net cash provided by financing activities                           15,291          37,734          15,760          61,512
                                                                     ----------      ----------      ----------      ----------
Effect of exchange rate changes on cash                                       1              41              --             115
                                                                     ----------      ----------      ----------      ----------
Increase in cash and cash equivalents                                       305           3,148           8,987           6,643
Cash and cash equivalents at the beginning of the period                     88             393           3,541          12,528
                                                                     ----------      ----------      ----------      ----------
Cash and cash equivalents at the end of the period                   $      393      $    3,541      $   12,528      $   19,171
                                                                     ----------      ----------      ----------      ----------
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest                                                             $    1,729      $    3,746      $    1,472      $    6,022
Income taxes                                                                 --             493             306             136
Non-cash activities
During certain years an affiliate sold shares in which the
Company did not participate. As a result in recording the
Company's ownership percentage of this sale, the investment
balance and additional paid-in capital increased (decreased)
by                                                                   $      552      $     (243)     $       --      $       --

                                                                                                                          Twelve
                                                                          Twelve months ended       Six months ended   months ended
                                                                      30 June          30 June        31 December      31 December
                                                                        1995             1996             1996             1997
(US dollars, in thousands)
----------------------------------------------------------------------------------------------------------------------------------
29.FINANCIAL STATEMENTS UNDER US GAAP (CONTINUED)

During the year the increase (decrease) in market value of
marketable equity securities increased (decreased) the
investment balance and equity account - unrealised gain
(loss) on marketable equity securities held by affiliates           $     1,393      $        (2)     $       872      $       (89)

During the year marketable equity securities were disposed of resulting in a decrease in the investment balance and the equity account -unrealized gain (loss) on marketable equity securities
held by affiliates                                                           --           (1,534)              --               --

Deferred taxes associated with the movements from the
above- mentioned transactions caused the equity and
deferred taxation balances to change by                             $       642      $      (640)     $      (314)     $        --

30. ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a) Reconciliation of net income (loss) and shareholders' equity from Australian GAAP to US GAAP

Net income in accordance with Australian GAAP                       $     2,456      $     5,246      $    14,899      $    15,404
Adjustments for:
      Climax Mining Ltd                                                  (3,244)            (623)          (1,326)          (1,596)
      Deconsolidation of Climax Mining Ltd                                   --            5,126               --               --
      Oil and gas exploration expenditure                                (2,414)          (1,829)          (2,418)          (6,316)
      Oil and gas exploration amortized                                      84              667              214            1,378
      Sale of oil and gas property                                        1,129               --               --               --
      Sale of investment                                                     --               --           (2,737)              --
      Rehabilitation expenses                                              (439)             129              114               56
      Deferred compensation expense                                        (401)            (202)             117              280
      Stock compensation expense                                           (102)          (1,749)            (677)          (1,461)
      Interest income on subscriptions receivable                           102              196              102              190
      Other                                                                (148)             (39)              --               --
      Tax effect of US GAAP adjustments                                   2,631              833            2,665            2,345
                                                                    -----------      -----------      -----------      -----------
Net income (loss) in accordance with US GAAP                               (346)           7,755           10,953           10,280
                                                                    -----------      -----------      -----------      -----------
Shareholders' equity excluding minority interests in
      accordance with Australian GAAP at period end                      33,233           59,131          105,670          117,404
Adjustments for:
      Equity in Climax Mining Ltd                                        (3,416)          (2,356)          (6,125)          (5,678)
      Oil and gas exploration expenditure                                (6,641)          (7,592)         (10,011)         (16,327)
      Oil and gas exploration amortized                                   1,036              752              966            2,344
      Rehabilitation expenses                                              (439)            (310)            (196)            (140)
      Deferred compensation expense                                        (401)            (603)            (485)            (205)
      Additional paid-in capital in respect of employee shares             (921)            (870)            (882)            (882)
      Subscriptions receivable in respect of employee shares             (2,001)          (2,074)          (3,084)          (2,406)
      Cumulative effect of US GAAP adjustments on foreign
        currency translation reserve                                         93             (213)              20              655
      Other                                                                  (1)              --               --              (20)
      Cumulative tax effect of US GAAP adjustments                          362            1,614            5,528            6,410
                                                                    -----------      -----------      -----------      -----------
Shareholders' equity in accordance with US GAAP at
      period end                                                    $    20,904      $    47,479      $    91,401      $   101,155
                                                                    -----------      -----------      -----------      -----------
(b)   Selected consolidated financial data under US GAAP
      for Climax Mining Ltd and its subsidiaries

Revenues                                                            $     6,224      $     7,866      $        --      $        --
                                                                    -----------      -----------      -----------      -----------
Income (loss) from operations before interest and taxation               (8,853)           5,174           35,451           (9,569)
                                                                    -----------      -----------      -----------      -----------
Net income (loss)                                                   $    (7,699)     $     1,349      $    36,638      $    (9,063)
                                                                    -----------      -----------      -----------      -----------

                                                                        31 December     31 December
                                                                           1996            1997
                                                                         (US dollars, in thousands)
                                                                        ------------    ------------

Current assets                                                          $    34,877     $    17,344
                                                                        -----------     -----------
Non-current assets
      Marketable equity securities                                            3,768           2,073
      Other non-current assets                                               24,127          20,831
                                                                        -----------     -----------
                                                                             27,895          22,904
                                                                        -----------     -----------
      Total assets                                                           62,772          40,248
                                                                        -----------     -----------
Current liabilities                                                           3,941           4,495
Non-current liabilities                                                       4,497             373
Shareholders' equity                                                         54,334          35,380
                                                                        -----------     -----------
      Total liabilities and shareholders' equity                        $    62,772     $    40,248
                                                                        -----------     -----------

Included in shareholders' equity are the following unrealised gains
     (losses) on marketable equity securities net of tax effect:
-   other marketable equity securities                                  $     1,001     $      (107)

31. SUPPLEMENTARY OIL AND GAS DISCLOSURES - UNAUDITED

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of proved and proved developed reserves at 30 June 1994, 1995, 1996 and 31 December 1996 and 1997 were based on studies performed by Ryder Scott Company.

No major discovery or other favourable or adverse event subsequent to 31 December 1997 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

Estimated net quantities of oil and gas reserves

The following table sets forth the Company's net proved reserves (at 15.025 pounds per square inch absolute), including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three fiscal periods in the period ended 31 December 1997, as estimated by Ryder Scott Company. The table excludes estimates of proved reserves for the Company's interest in the EP 129 joint venture in Australia as the effect is immaterial. The Company's share of oil production from the EP 129 joint venture for the twelve month periods ended 30 June 1995 and 30 June 1996 was 29 Mbbls and 22 Mbbls, respectively. The interest in EP129 was disposed of in the period ended 30 June 1996.

                                                           -------------------------
                                                              CRUDE         NATURAL
                                                               OIL             GAS
                                                             (MBbl)         (MMcf)
                                                           ----------     ----------
Proved developed and undeveloped reserves:
30 June 1994                                                    2,650         12,830

      Revisions of previous estimates                           2,861            293
      Extensions, discoveries and other additions               2,210         11,194
      Production                                                 (583)        (3,556)

      Sales of reserves in place                                 (257)          (434)
                                                           ----------     ----------
30 June 1995                                                    6,881         20,327

      Revisions of previous estimates                             809           (175)
      Extensions, discoveries and other additions               4,185         53,196
      Production                                               (1,658)       (11,468)
                                                           ----------     ----------

                                                     -------------------------
                                                        CRUDE         NATURAL
                                                         OIL            GAS
                                                       (MBbl)         (MMcf)
                                                     ----------     ----------
30 June 1996                                             10,217         61,880

      Revisions of previous estimates                    (1,312)         5,561
      Extensions, discoveries and other additions           558         11,877
      Production                                         (1,145)        (6,027)
                                                     ----------     ----------
31 December 1996                                          8,318         73,291

      Revisions of previous estimates                     2,220         12,194
      Extensions, discoveries and other additions         3,181         64,604
      Production                                         (3,078)       (27,940)
                                                     ----------     ----------
31 December 1997                                         10,641        122,149
                                                     ----------     ----------

Proved developed reserves:
30 June 1995                                              4,076         12,003
30 June 1996                                              8,084         31,043
31 December 1996                                          6,670         43,133
31 December 1997                                          8,430         88,199

                                                                  -----------------------------------------------------------
                                                                             30 June                       31 December
                                                                       1995            1996           1996            1997
                                                                                   (US dollars, in thousands)
                                                                  -----------------------------------------------------------
Capitalized costs for oil and gas producing activities consist of the following:
      Proved properties                                           $    61,988     $   118,462     $   169,982     $   294,005
      Unproved properties                                               5,171          10,890           7,276          20,759
                                                                  -----------     -----------     -----------     -----------
        Total capitalized costs                                        67,159         129,352         177,258         314,764
      Accumulated depletion, depreciation and amortization            (19,685)        (29,303)        (44,349)       (106,392)
                                                                  -----------     -----------     -----------     -----------
        Net capitalized costs                                     $    47,474     $   100,049     $   132,909     $   208,372
                                                                  -----------     -----------     -----------     -----------

                                                                        --------------------------------------------------------
                                                                                                                       Twelve
                                                                           Twelve months ended    Six months ended   months ended
                                                                         30 June         30 June     31 December     31 December
                                                                           1995           1996           1996           1997
                                                                        -----------    -----------    -----------    -----------
Costs incurred for oil and gas property acquisition, exploration and development activities are as follows:
      Lease acquisition                                                 $     2,422    $     7,577    $        44    $     8,437
      Exploration                                                            18,279         53,974         46,147        115,523
      Development                                                            10,148         15,345          6,966         31,327
                                                                        -----------    -----------    -----------    -----------
        Total costs incurred                                            $    30,849    $    76,896    $    53,157    $   155,287
                                                                        -----------    -----------    -----------    -----------

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The following information has been developed utilising procedures prescribed by Statement of Financial Accounting Standards No. 69 (SFAS No. 69) "Disclosures about Oil and Gas Producing Activities" and based on natural gas and crude oil reserve and production volumes estimated by Ryder Scott Company. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% annual discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realising future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

Under the standardized measure, future cash inflows were estimated by applying period end oil and gas prices adjusted for fixed and determinable escalations including hedged prices to the estimated future production of period end proved reserves. As of 31 December 1997 approximately 19.4 million MMbtu of the Company's future gas production and 1.6 million barrels of oil were subject to such positions. Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carry forwards. Use of 10% annual discount rate is required by SFAS No. 69.

Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:

                                                                        -----------------------------------------------------------
                                                                          30 June         30 June       31 December     31 December
                                                                            1995           1996             1996            1997
                                                                                           (US dollars, in thousands)
                                                                        -----------------------------------------------------------
Future cash inflows                                                     $   154,139     $   369,921     $   479,220     $   472,470
Future production costs                                                     (32,022)        (51,244)        (58,367)       (101,765)
Future development and abandonment costs                                    (19,600)        (55,610)        (47,873)        (53,851)
Future income tax expense                                                   (21,143)        (61,956)       (102,669)        (64,064)
                                                                        -----------     -----------     -----------     -----------
      Future net cash flows after income taxes                               81,374         201,111         270,311         252,790
10% annual discount for estimated timing of cash flows                      (16,238)        (40,569)        (46,930)        (48,676)
                                                                        -----------     -----------     -----------     -----------
      Standardized measure of discounted future net cash flows          $    65,136     $   160,542     $   223,381     $   204,114
                                                                        -----------     -----------     -----------     -----------

A summary of the changes in the standardized measure of
discounted future net cash flows applicable to proved oil and gas reserves is as follows:
Beginning of the period                                                 $    30,122     $    65,136     $   160,542     $   223,381
                                                                        -----------     -----------     -----------     -----------
      Sales and transfers of oil and gas produced, net of production
        costs                                                               (12,482)        (44,469)        (34,180)       (113,462)
      Net changes in prices and production costs                              4,532          19,569          75,645        (142,243)
      Extensions, discoveries and improved recoveries, net of
        future production and development costs                              76,642         161,906          43,031         134,467
      Net changes due to revision in quantity estimates                      (1,220)          9,697           6,532          40,994
      Development costs incurred during the financial year-                                  14,820           3,728           1,050
      Sales of reserves in place                                             (3,140)           --              --              --
      Change in estimated future development costs                           (4,050)        (40,578)         (3,313)         (5,674)
      Accretion of discount                                                 (13,174)         12,423           6,783          32,481
      Net change in income taxes                                            (12,094)        (37,962)        (35,387)         33,120
                                                                        -----------     -----------     -----------     -----------
      Net increase (decrease)                                                35,014          95,406          62,839         (19,267)
                                                                        -----------     -----------     -----------     -----------
End of the period                                                       $    65,136     $   160,542     $   223,381     $   204,114
                                                                        -----------     -----------     -----------     -----------

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at 31 December, 1997 was based on average natural gas prices of approximately $2.39 per mcf and on average liquids of approximately $17.00 per barrel. Had March 1998 prices been used, the Company's standardized measure of discounted future net cash flows relating to proved oil and gas reserves at 31 December, 1997 would have been reduced.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PETSEC ENERGY LTD

We have audited the consolidated balance sheets of Petsec Energy Ltd (a company incorporated in New South Wales, Australia) and subsidiaries as of 31 December 1996 and 1997 and the related consolidated profit and loss accounts, and statements of cash flows for each of the years in the two year period ended 30 June 1996, the six month period ended 31 December 1996 and the twelve month period ended 31 December 1997, expressed in US dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia, which do not differ in any significant respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petsec Energy Ltd and subsidiaries as of 31 December 1996 and 1997 and the results of operations and cash flows for each of the years in the two year period ended 30 June 1996, the six month period ended 31 December 1996 and the twelve month period ended 31 December 1997, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for each of the years in the two year period ended 30 June 1996, the six month period ended 31 December 1996 and the twelve month period ended 31 December 1997, and shareholders' equity as at 30 June 1995 and 1996 and 31 December 1996 and 1997 to the extent summarized in Note 30 to the consolidated financial statements.

/s/ KPMG

KPMG
Sydney, Australia
March 16, 1998

                                  EXHIBIT INDEX



              23.1             Consent of KPMG
              23.2             Consent of Ryder Scott Company